Exhibit (a)(1)(A)

OFFER TO PURCHASE

Offer to Purchase for Cash

All Outstanding Shares of Common Stock

of

LIFECELL CORPORATION

at

$51.00 Net Per Share

by

LEOPARD ACQUISITION SUB, INC.

a wholly-owned subsidiary of

KINETIC CONCEPTS, INC.

THE OFFER WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON FRIDAY, MAY 16, 2008, UNLESS THE OFFER IS EXTENDED.

Leopard Acquisition Sub, Inc., a Delaware corporation (“Purchaser”) and a direct, wholly-owned subsidiary of Kinetic Concepts, Inc., a Texas corporation (“KCI”), is offering to purchase for cash all outstanding shares of common stock, par value $0.001 per share (the “Shares”), of LifeCell Corporation, a Delaware corporation (“LifeCell”), at a price of $51.00 per Share, net to the seller in cash (the “Offer Price”), without interest thereon and subject to reduction for any applicable withholding taxes, upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”). The Offer is being made in connection with the Agreement and Plan of Merger dated as of April 7, 2008, among Purchaser, LifeCell and KCI (the “Merger Agreement”), pursuant to which, after the completion of the Offer and the satisfaction or waiver of certain conditions, Purchaser has agreed in the Merger Agreement to merge with and into LifeCell with LifeCell surviving as a direct, wholly-owned subsidiary of KCI (the “Merger”).

The LifeCell board of directors has unanimously approved the Merger Agreement and determined that the Offer, the Merger and the other transactions contemplated by the Merger Agreement are fair to, advisable and in the best interests of LifeCell and LifeCell’s stockholders. The LifeCell board of directors unanimously recommends that LifeCell’s stockholders accept the Offer and tender their Shares pursuant to the Offer.

The Offer is subject to the condition that there shall have been validly tendered and not validly withdrawn before the Offer expires, a number of Shares that represents at least a majority of the Shares outstanding on a fully diluted basis on the expiration date of the Offer. The Offer is also subject to the condition that the debt financing contemplated by KCI’s debt commitment letter (or any alternative financing obtained in accordance with the terms of the Merger Agreement) be available for borrowing in connection with the consummation of the Offer, and any portion of the remainder of the financing contemplated by KCI’s debt commitment letter (or any alternative financing obtained in accordance with the terms of the Merger Agreement) be available at the effective time of the Merger, in either case on terms, taken as a whole, that are not materially less beneficial to KCI or Purchaser. The Offer is subject to certain other conditions described in Section 13—“Conditions to the Offer.”

The Information Agent for the Offer is:

Laurel Hill Advisory Group

The Dealer Manager for the Offer is:

Offer to Purchase, dated April 21, 2008

IMPORTANT

If you desire to tender all or any portion of your Shares to Purchaser pursuant to the Offer, you should either (a) complete and sign the Letter of Transmittal for the Offer, which is enclosed with this Offer to Purchase, in accordance with the instructions contained in the Letter of Transmittal, mail or deliver the Letter of Transmittal (or a manually executed facsimile thereof) and any other required documents to Computershare Trust Company, N.A., the depositary for the Offer (the “Depositary”), and either deliver the certificates for your Shares to the Depositary along with the Letter of Transmittal (or a manually executed facsimile thereof) or tender your Shares by book-entry transfer by following the procedures described in Section 3—“Procedures for Tendering Shares” of this Offer to Purchase, in each case by the Expiration Date (as defined in Section 1 of this Offer to Purchase) of the Offer, or (b) request that your broker, dealer, commercial bank, trust company or other nominee effect the transaction for you. If you hold Shares registered in the name of a broker, dealer, commercial bank, trust company or other nominee, you must contact that institution in order to tender your Shares to Purchaser pursuant to the Offer.

If you desire to tender your Shares to Purchaser pursuant to the Offer and the certificates representing your Shares are not immediately available, or you cannot comply in a timely manner with the procedures for tendering your Shares by book-entry transfer, or cannot deliver all required documents to the Depositary by the expiration of the Offer, you may tender your Shares to Purchaser pursuant to the Offer by following the procedures for guaranteed delivery described in Section 3—“Procedures for Tendering Shares” of this Offer to Purchase.

Questions and requests for assistance may be directed to Laurel Hill Advisory Group, the information agent for the Offer (the “Information Agent”), at its address and telephone number set forth on the back cover of this Offer to Purchase. Requests for additional copies of this Offer to Purchase, the Letter of Transmittal, the Notice of Guaranteed Delivery and other tender offer materials may also be directed to the Information Agent. You may also contact your broker, dealer, commercial bank or trust company for assistance.

i

ii

SUMMARY TERM SHEET

Leopard Acquisition Sub, Inc., a Delaware corporation (“Purchaser”) and a direct, wholly-owned subsidiary of Kinetic Concepts, Inc., a Texas corporation (“KCI”), is offering to purchase for cash all outstanding shares of common stock, par value $0.001 per share (the “Shares”), of LifeCell Corporation, a Delaware corporation (“LifeCell”), at a price of $51.00 per Share, net to the seller in cash (the “Offer Price”), without interest thereon and subject to reduction for any applicable withholding taxes, upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”). The Offer is being made in connection with the Agreement and Plan of Merger dated April 7, 2008 by and among Purchaser, LifeCell and KCI (the “Merger Agreement”), pursuant to which, after the completion of the Offer and the satisfaction or waiver of certain conditions, Purchaser has agreed to merge with and into LifeCell with LifeCell surviving as a direct, wholly-owned subsidiary of KCI (the “Merger”). The following are some questions you, as a LifeCell stockholder, may have and answers to those questions. You should carefully read this entire Offer to Purchase and the other documents to which this Offer to Purchase refers to understand fully the Offer, the Merger and the related transactions because the information in this summary term sheet is not complete. References to “we,” “us,” or “our,” unless the context otherwise requires, are references to Purchaser.

Who is offering to buy my securities?

Our name is Leopard Acquisition Sub, Inc. We are a Delaware corporation formed solely for the purpose of making the Offer. We are a direct, wholly-owned subsidiary of KCI. See “Introduction” to this Offer to Purchase and Section 9—“Certain Information Concerning Purchaser and KCI.”

The Offer is the first step in our plan to acquire all of the outstanding Shares, as provided in the Merger Agreement. If, after completion of the Offer, we, together with KCI, own at least a majority of the Shares outstanding on a fully-diluted basis, upon the terms and subject to the conditions of the Merger Agreement, we will acquire the remainder of the outstanding Shares in the Merger for $51.00 per Share in cash. See Section 11—“Purpose of the Offer and Plans for LifeCell; Transaction Documents.”

What securities are you offering to purchase?

We are offering to purchase all of the outstanding Shares. See “Introduction” to this Offer to Purchase and Section 1—“Terms of the Offer.”

How much are you offering to pay for my securities and what is the form of payment?

We are offering to pay you $51.00 per Share net to you in cash, without interest thereon. If you are the record holder of your Shares (i.e., a stock certificate has been issued to you and registered in your name) and you directly tender your Shares to the Depositary in the Offer (as described below), you will not have to pay brokerage fees or commissions. If you own your Shares through a broker, bank or other nominee, and your broker, bank or other nominee tenders your Shares on your behalf, your broker, bank or other nominee may charge you a fee for doing so. You should consult your broker, bank or other nominee to determine whether any charges will apply. See the “Introduction” to this Offer to Purchase.

What are the most significant conditions to the Offer?

The Offer is conditioned upon, among other things, the satisfaction or waiver of the following conditions:

•	there shall be validly tendered in accordance with the terms of the Offer, prior to the scheduled expiration of the Offer (as extended) and not withdrawn, a number of Shares that represents a majority of the outstanding Shares on a fully-diluted basis as of immediately prior to the expiration of the offer (which means the number of Shares outstanding, together with all shares of LifeCell common stock which LifeCell would be required to issue pursuant to exercises of outstanding options or other securities convertible or exchangeable for Shares, assuming all such exercises, conversions and exchanges), as more fully described in Section 13—“Conditions of the Offer”;

•

the waiting period (and any extension thereof) applicable to the transactions contemplated by the Merger Agreement (including the Offer and the Merger) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, shall have expired or been terminated;

•

the debt financing contemplated by KCI’s debt commitment letter (or any alternative financing obtained in accordance with the terms of the Merger Agreement) shall be available for borrowing in connection with the consummation of the Offer and any portion of the remainder of the financing contemplated by KCI’s debt commitment letter (or any alternative financing obtained in accordance with the terms of the Merger Agreement) shall be available at the effective time of the Merger, in either case on terms, taken as a whole, that are not materially less beneficial to KCI or Purchaser; and

•

subject to certain exceptions, no effect, change, development, event or circumstance shall have occurred after April 7, 2008 that has had or would reasonably be expected to have a material adverse effect on the business, results of operation, financial condition or prospects of LifeCell.

Other conditions of the Offer are described in Section 13—“Conditions of the Offer.”

Do you have the financial resources to make payment?

As described in the preceding question and answer, our obligation to consummate the Offer is subject to a financing condition. We estimate that the total amount of funds necessary to purchase all of the Shares in the Offer or the Merger and to complete the related transactions, including the establishment of new debt financing arrangements, will be approximately $2.0 billion, which we expect will be funded by cash on hand, new credit facilities and a private offering of convertible debt securities. KCI has received a debt commitment letter from Bank of America, N.A., Banc of America Securities LLC, JPMorgan Chase Bank, N.A. and J.P. Morgan Securities Inc. to provide, in connection with the Offer and the Merger, a $1,000.0 million term loan credit facility and a $300.0 million revolving credit facility. Funding of the debt financing is subject to the satisfaction of the conditions set forth in the debt commitment letter pursuant to which the financing will be provided. We will only be able to complete the Offer if KCI receives the financing contemplated by the debt commitment letter. See Section 12—“Source and Amount of Funds.”

Is there an agreement governing the Offer?

Yes. LifeCell, KCI and Purchaser have entered into the Merger Agreement. The Merger Agreement provides, among other things, for the terms and conditions of the Offer and, following consummation of the Offer, the Merger. See Section 11—“Purpose of the Offer and Plans for LifeCell; Transaction Documents.”

What does LifeCell’s board of directors think about the Offer?

The LifeCell board of directors has unanimously approved and adopted the Merger Agreement and determined that the terms of the Offer, the Merger and the other transactions contemplated by the Merger Agreement are fair to, advisable and in the best interests of LifeCell and LifeCell’s stockholders. The LifeCell board of directors unanimously recommends that LifeCell’s stockholders accept the Offer and tender their Shares pursuant to the Offer. See “Introduction” and Section 10—“Background of the Offer; Contacts with LifeCell”, Section 11—“Purpose of the Offer and Plans for LifeCell; Transaction Documents” and LifeCell’s Solicitation/Recommendation Statement on Schedule 14D-9 filed with the Securities and Exchange Commission in connection with the Offer, a copy of which (without certain exhibits) is being furnished to LifeCell’s stockholders concurrently herewith.

How long do I have to decide whether to tender in the Offer?

The initial offering period for the Offer will end at 12:00 midnight, New York City time, on Friday, May 16, 2008, unless we extend the Offer. We will announce any decision to extend the Offer in a press release stating the new expiration date no later than 9:00 a.m., New York City time, on the first business day after the previously scheduled expiration of the Offer. See Section 1—“Terms of the Offer.” If we decide to provide a subsequent offering period in the Offer as described under Section 1—“Terms of the Offer,” you will have an additional opportunity to tender your Shares. Please be aware that if your Shares are held by a broker, bank or other custodian, they may require advance notification before the expiration date of the Offer.

Can the Offer be extended and under what circumstances?

Yes. If at the scheduled expiration date of the Offer, including following a prior extension, all conditions to the Offer have not been satisfied or waived, we may, from time to time, extend the Offer for such period as we may determine. In addition, if at the initial expiration date of the Offer, certain conditions relating to LifeCell’s representations and warranties and covenants and the absence of a material adverse effect are satisfied (or in the case of LifeCell’s representations and warranties or covenants, any deficiencies are capable of being cured within ten (10) business days), but the other conditions to the Offer have not been satisfied or waived, then we are obligated under the Merger Agreement to extend the Offer for one or more periods of time of up to ten (10) business days each (or a longer period, if we agree in writing) until such conditions have been satisfied or waived. However, we are only obligated to extend the Offer up to thirty (30) business days beyond the initial expiration date of the Offer. We may also, in our sole discretion, provide a “subsequent offering period” for three (3) to twenty (20) business days to acquire outstanding untendered Shares. In addition, we may extend the Offer for any period required by applicable law. See Section 1—“Terms of the Offer.”

How will I be notified if the Offer is extended?

If we extend the Offer, we will inform Computershare Trust Company, N.A., the depositary for the Offer (the “Depositary”), of that fact and will make a public announcement of the extension no later than 9:00 a.m., New York City time, on the business day after the day on which the Offer was scheduled to expire.

What is the “top-up option” and when will it be exercised?

LifeCell has granted Purchaser the option (which is exercisable by Purchaser only once and only after the purchase of and payment for Shares pursuant to the Offer and as a result of which KCI and Purchaser beneficially own at least 80% of the outstanding Shares), to purchase a number of newly-issued or treasury shares of LifeCell common stock equal to the lowest number of shares that, when added to Shares already directly or indirectly owned by Purchaser and KCI, would result in Purchaser and KCI owning, directly or indirectly, in the aggregate, one share more than 90 percent of the Shares outstanding (including such newly-issued or treasury shares), which option may be exercised in whole or in part provided that, after giving effect to the top-up option shares, KCI will directly or indirectly own one share more than 90 percent of the Shares then outstanding. The purchase price per share payable under this option would be equal to the Offer Price. This option, which we refer to as the “top-up option,” is subject to certain additional terms and conditions, is limited to the number of then authorized and unissued shares of LifeCell common stock and may not be exercised if additional legal authorization is required. Accordingly, we believe that the top-up option would be available to us only in certain limited circumstances.

How do I tender my Shares?

If you wish to accept the Offer and:

•

You are a record holder (i.e., a stock certificate has been issued to you and registered in your name), you must deliver the stock certificate(s) representing your Shares (or follow the procedures described in this Offer to Purchase for book-entry transfer), together with a properly completed and duly executed Letter of Transmittal and any other documents required by the Letter of Transmittal, to the Depositary. These materials must reach the Depositary before the Offer expires;

•

You are a record holder, but your stock certificate is not available or you cannot deliver it to the Depositary before the Offer expires, you may be able to obtain three additional NASDAQ Global Market (“NASDAQ”) trading days to tender your Shares using the enclosed Notice of Guaranteed Delivery;

•	You hold your Shares through a broker or a bank, you should contact your broker or bank and give instructions that your Shares be tendered; or

•

You hold your Shares through The LifeCell Corporation Employee Stock Purchase Plan, you must follow the instructions contained in the “Letter from Kinetic Concepts, Inc. to Participants in The LifeCell Corporation Employee Stock Purchase Plan” sent along with this Offer to Purchase in order to tender your Shares. You will not be able to use the Letter of Transmittal. The documents required to tender your Shares held in The LifeCell Corporation Employee Stock Purchase Plan must be received by the trustee at least two (2) days prior to the expiration of the Offer.

See the Letter of Transmittal, as applicable, and Section 3—“Procedures for Tendering Shares” for more information.

May I withdraw Shares I previously tendered in the Offer? Until what time may I withdraw tendered Shares?

Yes. You may withdraw some or all of the Shares that you previously tendered in the Offer at any time prior to the expiration date of the Offer as it may be extended, and, if we have not by June 20, 2008 accepted your Shares for payment, you may withdraw them at any time after such date unless and until we accept such Shares for payment. However, you may not withdraw Shares tendered during a subsequent offering period, if we elect to have such a period. See Section 4—“Withdrawal Rights.”

How do I withdraw tendered Shares?

To withdraw Shares, you must deliver a written notice of withdrawal, or a facsimile of one, with the required information to Computershare Trust Company, N.A., the Depositary for the Offer, while you have the right to withdraw the Shares. If you tender Shares by giving instructions to a broker or other nominee, you must instruct the broker or other nominee to arrange for the withdrawal of your Shares. See Section 4—“Withdrawal Rights.”

If I decide not to tender, how will the Offer affect my Shares?

If we purchase Shares pursuant to the Offer, we are obligated to consummate the Merger, subject to certain limited conditions. If the Merger between LifeCell and us takes place, LifeCell stockholders not tendering their Shares in the Offer (other than those properly exercising their appraisal rights) will be entitled to receive cash in an amount equal to the price per Share paid in the Offer. If you decide not to tender your Shares in the Offer and we purchase the Shares which are tendered in the Offer, but the Merger does not occur, there may be so few remaining stockholders and publicly traded shares of LifeCell common stock that LifeCell common stock will no longer be eligible to be traded on the NASDAQ or other securities exchanges, and there may not be an active public trading market for LifeCell common stock. Also, LifeCell may no longer be required to make filings with the Securities and Exchange Commission or otherwise may no longer be required to comply with the Securities and Exchange Commission rules relating to publicly held companies. See Section 7—“Possible Effects of the Offer on the Market for the Shares; NASDAQ Global Market Listing; Exchange Act Registration and Margin Regulations.”

How do participants in The LifeCell Corporation Employee Stock Purchase Plan participate in the Tender Offer?

Participants in The LifeCell Corporation Employee Stock Purchase Plan (“ESPP”) may not use the Letter of Transmittal to direct the tender of their Shares in such plan, but instead must follow separate instructions related to those Shares in the “Letter from Kinetic Concepts, Inc. to Participants in The LifeCell Corporation Employee Stock Purchase Plan” sent to participants in the ESPP along with this Offer to Purchase. If you are a participant in the ESPP and wish to have the trustee tender some or all of your Shares held in the ESPP, you must complete, execute and return the separate direction form included in the “Letter from Kinetic Concepts, Inc. to Participants in The LifeCell Corporation Employee Stock Purchase Plan” at least two (2) business days prior to the Expiration Date. See Section 3—“Procedures for Tendering Shares” for more information.

Are appraisal rights available in either the Offer or the Merger?

No appraisal rights are available in connection with the Offer. However, under Delaware law, stockholders who own their Shares at the time of the Merger and fulfill certain other requirements of the Delaware General Corporation Law will have appraisal rights in connection with the Merger.

If you successfully complete the Offer, what will happen to LifeCell’s board of directors?

If we accept Shares for payment pursuant to the Offer, under the Merger Agreement, KCI will become entitled to designate a pro rata portion (based on the percentage of outstanding Shares acquired by Purchaser) of the directors of LifeCell, and LifeCell has agreed in the Merger Agreement to use its reasonable best efforts to cause KCI’s designees to be elected or appointed to LifeCell’s board of directors. Assuming Purchaser purchases outstanding Shares pursuant to the Offer, KCI currently intends to exercise its rights under the Merger Agreement to obtain pro rata representation on, and control of, the board of directors of LifeCell. However, the Merger Agreement requires the LifeCell board to maintain at least three directors from the period prior to acceptance of the Shares until the Merger is consummated or the Merger Agreement is terminated and prohibits KCI and Purchaser from taking certain actions with respect to the Merger Agreement without the approval of a majority of these directors. See Section 11—“Purpose of the Offer and Plans for LifeCell; Transaction Documents.”

What is the market value of my Shares as of a recent date?

On April 4, 2008, the last full trading day before KCI and LifeCell announced the signing of the Merger Agreement, the closing price of the Shares reported on the NASDAQ was $43.15 per Share. The Offer Price of $51.00 per Share represents a premium of approximately 18.2 percent to LifeCell’s closing stock price on April 4, 2008. On April 18, 2008, the last full trading day before Purchaser commenced the Offer, the closing price of the Shares reported on the NASDAQ was $50.55 per Share.

We urge you to obtain a recent quotation for Shares in deciding whether to tender your Shares in the Offer. See Section 6—“Price Range of Shares; Dividends.”

What are the federal income tax consequences of participating in the Offer?

A U.S. Holder (as defined in Section 5—“Certain United States Federal Income Tax Consequences”) that disposes of Shares pursuant to the Offer generally will recognize capital gain or loss equal to the difference between the cash that the U.S. Holder is entitled to receive pursuant to the Offer and the U.S. Holder’s adjusted tax basis in the Shares disposed of pursuant to the Offer. A Non-U.S. Holder (as defined in Section 5—“Certain United States Federal Income Tax Consequences”) generally will not be subject to U.S. federal income tax on gains realized on the disposition of Shares pursuant to the Offer, provided that (i) the gain is not effectively connected with the conduct of a trade or business by the Non-U.S. Holder in the U.S. and (ii) in the case of a Non-U.S. Holder that is an individual, such Non-U.S. Holder is not present in the U.S. for 183 days or more in the taxable year of the disposition.

LifeCell stockholders are urged to read carefully the section entitled “Certain United States Federal Income Tax Consequences” and to consult their own tax advisors as to the tax consequences applicable to them in their particular circumstances. See Section 5—“Certain United States Federal Income Tax Consequences.”

Whom can I contact if I have questions about the Offer?

For further information, you can call Laurel Hill Advisory Group, the Information Agent for the Offer, at (888) 742-1305 (toll free); or J.P. Morgan Securities Inc., the Dealer Manager for the Offer, at (877) 371-5947 (toll-free).

INTRODUCTION

To the holders of shares of common stock of

LifeCell Corporation:

Leopard Acquisition Sub, Inc., a Delaware corporation (“Purchaser”) and a direct wholly-owned subsidiary of Kinetic Concepts, Inc., a Texas corporation (“KCI”), hereby offers to purchase all outstanding shares of common stock, par value $0.001 per share (“Shares”), of LifeCell Corporation, a Delaware corporation (“LifeCell”), at a price of $51.00 per Share, net to the seller in cash (the “Offer Price”), without interest thereon and subject to reduction for any applicable withholding taxes, upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”).

If your Shares are registered in your name and you tender directly to the Depositary, you will not be obligated to pay brokerage fees or commissions on the purchase of Shares by Purchaser. If you hold your Shares through a broker, bank or other nominee, you should check with your broker, bank or other nominee as to whether they charge any service fees. Purchaser will pay all charges and expenses of J.P. Morgan Securities Inc. (the “Dealer Manager”), the Depositary and the Information Agent.

The Offer is conditioned upon, among other things, that (a) there shall be validly tendered in accordance with the terms of the Offer, prior to the scheduled expiration of the Offer (as it may be extended pursuant to the terms of the Merger Agreement) and not withdrawn, a number of Shares that represents a majority of the Shares outstanding on a fully-diluted basis as of immediately prior to the expiration of the Offer (as it may be extended pursuant to the terms of the Merger Agreement) (the “Minimum Condition”), (b) the debt financing contemplated by KCI’s debt commitment letter (or any alternative financing obtained in accordance with the terms of the Merger Agreement) shall be available for borrowing in connection with the consummation of the Offer and any portion of the remainder of the financing contemplated by KCI’s debt commitment letter (or any alternative financing obtained in accordance with the terms of the Merger Agreement) shall be available at the effective time of the Merger, in either case on terms, taken as a whole, that are not materially less beneficial to KCI or Purchaser (the “Financing Condition”), (c) the waiting period (and any extension thereof) applicable to the transactions contemplated by the Merger Agreement (including the Offer and the Merger) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”) shall have expired or been terminated, and (d) subject to certain exceptions, no effect, change, development, event or circumstance shall have occurred after April 7, 2008 that has had or would reasonably be expected to have a material adverse effect on the business, results of operation, financial condition or prospects of LifeCell. See Section 13—“Conditions of the Offer.”

LifeCell has informed the Purchaser that as of April 18, 2008, there were (i) 34,227,220 Shares issued and outstanding, (ii) 2,073,817 Shares that were subject to outstanding LifeCell stock options and (iii) 354,154 Shares subject to restricted stock unit awards. Based on the foregoing, Purchaser believes that the Minimum Condition would be satisfied if 18,327,597 Shares are validly tendered and not withdrawn prior to expiration of the Offer (as extended).

The Offer will expire at 12:00 midnight, New York City time, on Friday, May 16, 2008, unless extended. See Sections 1, 13 and 15—“Terms of the Offer,” “Conditions of the Offer,” and “Certain Legal Matters.”

The LifeCell board of directors has unanimously approved the Merger Agreement and determined that the terms of the Offer, the Merger and the other transactions contemplated by the Merger Agreement are fair to, advisable and in the best interests of LifeCell and LifeCell’s stockholders. The LifeCell board of directors unanimously recommends that LifeCell’s stockholders accept the Offer and tender their Shares pursuant to the Offer. For factors considered by the board of directors of LifeCell, see LifeCell’s Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) filed with the Securities and Exchange Commission (the “Commission”) in connection with the Offer, a copy of which (without certain exhibits) is being furnished to LifeCell’s stockholders concurrently herewith.

On April 6, 2008, Merrill Lynch, Pierce, Fenner & Smith Incorporated (“Merrill Lynch”) delivered to the LifeCell board of directors its opinion, which was subsequently confirmed in writing, to the effect that based upon and subject to the assumptions, qualifications and limitations set forth therein, the consideration to be received by holders of Shares pursuant to the Offer and the Merger is fair, from a financial point of view, to such holders. A copy of Merrill Lynch’s written opinion, which sets forth, among other things, the assumptions made, procedures followed, matters considered and limitations on the scope of the review undertaken, is attached as an exhibit to the Schedule 14D-9.

The Offer is being made pursuant to the Merger Agreement, pursuant to which, after the completion of the Offer and the satisfaction or waiver of certain conditions, the Merger will be effected. At the effective time of the Merger (the “Effective Time”), each outstanding Share (other than Shares held in the treasury of LifeCell, owned by KCI, Purchaser or any wholly-owned subsidiary of KCI, or held by stockholders who properly demanded and perfected appraisal rights under Delaware law) will by virtue of the Merger, and without action by the holder thereof, be cancelled and converted into the right to receive an amount in cash equal to $51.00 without interest (the “Merger Consideration”) and subject to any required withholding taxes, payable to the holder thereof upon surrender of the certificate formerly representing such Share. The Merger Agreement is more fully described in Section 11—“Purpose of the Offer and Plans for LifeCell; Transaction Documents.” Section 5—“Certain United States Federal Income Tax Consequences” describes certain U.S. federal income tax consequences of the disposition of Shares pursuant to the Offer and the Merger.

In connection with the transactions contemplated by the Merger Agreement, Paul Thomas, LifeCell’s chief executive officer, as well as certain other LifeCell executive officers and employees, have entered into new employment agreements, which are effective upon consummation of the Offer. See Section 10—“Background of the Offer; Contacts with LifeCell.”

Subject to the next paragraph, consummation of the Merger is conditioned upon, among other things, the adoption of the Merger Agreement by the requisite vote of stockholders of LifeCell unless it is possible to effect the Merger through a short-form merger, as described in the following paragraph. Under the Delaware General Corporation Law (the “DGCL”), the affirmative vote of a majority of the outstanding Shares to adopt the Merger Agreement is the only vote of any class or series of LifeCell’s capital stock that would be necessary to approve the Merger Agreement and the Merger at any required meeting of LifeCell’s stockholders. If, following the purchase of Shares by Purchaser pursuant to the Offer, the top-up option, or otherwise, Purchaser and its affiliates own at least a majority of the outstanding Shares, Purchaser will be able to effect the Merger without the affirmative vote of any other LifeCell stockholder. KCI has agreed, pursuant to the Merger Agreement, that all Shares beneficially owned by it or any of its subsidiaries will be voted in favor of the Merger.

The DGCL provides that, if a corporation owns at least 90 percent of the outstanding shares of each class of stock of a subsidiary corporation entitled to vote on a merger, the corporation holding such stock may merge such subsidiary into itself, or itself into such subsidiary, without any action or vote on the part of the stockholders of such subsidiary (a “short-form merger”). Pursuant to the Merger Agreement, in the event that, following completion of the Offer, KCI, Purchaser or any of their respective subsidiaries owns at least 90 percent of the outstanding Shares, including Shares acquired in any subsequent offering period and through any exercise of the top-up option, KCI, Purchaser and LifeCell have agreed to effect a short-form merger of Purchaser with and into LifeCell in accordance with the DGCL as soon as practicable. See Section 15—“Certain Legal Matters.”

No appraisal rights are available in connection with the Offer. However, under the DGCL, stockholders who continue to own their Shares at the time of the Merger and fulfill certain other requirements of the DGCL will have appraisal rights in connection with the Merger. See Section 15—“Certain Legal Matters.”

This Offer to Purchase and the related Letter of Transmittal contain important information and both documents should be read carefully and in their entirety before any decision is made with respect to the Offer.

THE TENDER OFFER

1.    Terms of the Offer

Upon the terms and subject to the prior satisfaction or waiver of the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any extension or amendment), we have agreed in the Merger Agreement to accept for payment and pay for all Shares validly tendered and not properly withdrawn by the Expiration Date in accordance with the procedures set forth in Section 4—“Withdrawal Rights.” The term “Expiration Date” means 12:00 midnight, New York City time, on Friday, May 16, 2008, unless Purchaser, in accordance with the Merger Agreement, has extended the initial offering period of the Offer, in which event the term “Expiration Date” shall mean the latest time and date at which the offering period of the Offer, as so extended by Purchaser, will expire.

The Offer is conditioned upon the satisfaction of the Minimum Condition, the Financing Condition and the other conditions described in Section 13—“Conditions of the Offer.” Purchaser may terminate the Offer without purchasing any Shares if certain events described in Section 13 occur. See Section 11—“Purpose of the Offer and Plans for LifeCell; Transaction Documents—The Merger Agreement—Termination.”

Purchaser expressly reserves the right (but is not obligated), at any time or from time to time, to waive or otherwise make any change in the terms and conditions of the Offer; provided that, pursuant to the Merger Agreement, Purchaser has agreed that it will not, without the prior written consent of LifeCell, (a) decrease the Offer Price (including as such Offer Price may have been increased pursuant to the terms of the Merger Agreement), (b) change the form of consideration payable in the Offer, (c) decrease the number of Shares sought pursuant to the Offer, (d) amend or waive the Minimum Condition, (e) add to the conditions to the Offer (described in Section 13—“Conditions of the Offer”) or modify such conditions in any manner adverse to the holders of Shares, (f) extend the expiration of the Offer, except as required or permitted by the Merger Agreement or (g) make any other change in the terms or conditions of the Offer that is adverse to the holders of Shares.

LifeCell has informed the Purchaser that as of April 18, 2008, there were (i) 34,227,220 Shares issued and outstanding, (ii) 2,073,817 Shares that were subject to outstanding LifeCell stock options and (iii) 354,154 Shares subject to restricted stock unit awards. Based on the foregoing, Purchaser believes that the Minimum Condition would be satisfied if 18,327,597 Shares are validly tendered and not withdrawn prior to expiration of the Offer (as extended).

Upon the terms and subject to the satisfaction or waiver of the conditions of the Offer, Purchaser has agreed under the Merger Agreement, as promptly as practicable following the Expiration Date, to accept for payment and pay for any Shares validly tendered and not properly withdrawn by the Expiration Date.

Upon the terms and subject to the conditions of the Offer, Purchaser will be required, as promptly as practicable following the Expiration Date, to accept for payment and pay for all Shares validly tendered and not withdrawn pursuant to the Offer and will be required, as promptly as practicable, to accept and pay for any Shares validly tendered in any subsequent offering period. Purchaser may, without LifeCell’s consent, elect to provide a subsequent offering period for the Offer in accordance with Rule 14d-11 under the Exchange Act if there shall not have been validly tendered and not withdrawn that number of Shares necessary to effect a short-form merger of LifeCell. Subject to its obligations under the Merger Agreement to extend the Offer, Purchaser shall not be required to accept for payment or pay for any tendered Shares and may delay the acceptance for payment or payment for any tendered Shares in the event that any of the conditions described in Section 13—“Conditions of the Offer” exist. Purchaser may not, however, terminate the Offer prior to its Expiration Date (as extended in accordance with the Merger Agreement) unless the Merger Agreement has been terminated.

Under the Merger Agreement, if on the initial expiration date of the Offer or any subsequent scheduled expiration date of the Offer (as extended in accordance with the Merger Agreement), all conditions to the Offer have not been satisfied or waived, the Purchaser may, from time to time, in its sole discretion, extend the Offer for such period as the Purchaser may determine; provided, however, that if on the initial Expiration Date of the

Offer, the conditions described in paragraphs (c), (d) and (e) of Section 13—“Conditions of the Offer” shall each be satisfied (or, in the case of paragraphs (d) and (e), if any such breach or failure to comply that has caused such non-satisfaction of the condition is objectively curable within ten (10) Business Days) but any other condition to the Offer shall not have been satisfied or waived, Purchaser shall be obligated to extend the Offer for one or more periods of time up to ten (10) Business Days each (or such longer period as Purchaser may agree in writing) until such conditions have been satisfied or waived; provided, however, that Purchaser shall not be required to extend the Offer beyond the date that is thirty (30) Business Days following the initial expiration of the Offer.

In any event, Purchaser is not required or permitted to extend the Offer beyond August 1, 2008 without the consent of LifeCell. Prior to August 1, 2008, Purchaser may extend the Offer for any period required by applicable law (but not beyond August 1, 2008 as described in the prior sentence). See Sections 1 and 13—“Terms of the Offer” and “Conditions of the Offer.”

There can be no assurance that Purchaser will exercise its right to extend the Offer or that Purchaser will be required under the Merger Agreement to extend the Offer. During any extension of the initial offering period, all Shares previously tendered and not properly withdrawn will remain subject to the Offer and subject to withdrawal rights. See Section 4—“Withdrawal Rights.”

If, subject to the terms of the Merger Agreement, Purchaser makes a material change in the terms of the Offer or the information concerning the Offer, or if it waives a material condition of the Offer, Purchaser will disseminate additional tender offer materials and extend the Offer if and to the extent required by Rules 14d-4(d), 14d-6(c) and l4e-1 under the Exchange Act or otherwise. The minimum period during which a tender offer must remain open following material changes in the terms of the tender offer or the information concerning the tender offer, other than a change in the consideration offered or a change in the percentage of securities sought, will depend upon the facts and circumstances, including the relative materiality of the changes in terms or information. With respect to a change in the consideration offered or a change in the percentage of securities sought, a tender offer generally must remain open for a minimum of 10 business days following such change to allow for adequate disclosure to stockholders.

Purchaser expressly reserves the right, in its sole discretion, subject to the terms and conditions of the Merger Agreement and the applicable rules and regulations of the Commission, not to accept for payment any Shares if, at the expiration of the Offer, any of the conditions to the Offer set forth in Section 13—“Conditions of the Offer” have not been satisfied. Under certain circumstances, LifeCell, KCI and Purchaser may terminate the Merger Agreement and the Offer.

Purchaser expressly reserves the right, in its sole discretion, subject to the terms and conditions of the Merger Agreement and the applicable rules and regulations of the Commission, to delay acceptance of Shares and to delay payment for Shares pending receipt of any governmental regulatory approvals specified in Section 15, without prejudice to Purchaser’s rights set forth in Section 13—“Conditions of the Offer.” See Sections 13 and 15—“Conditions of the Offer” and “Certain Legal Matters.” The reservation by Purchaser of the right to delay the acceptance of or payment for Shares is subject to the provisions of Rule 14e-1(c) under the Exchange Act, which requires Purchaser to pay the consideration offered or to return Shares deposited by or on behalf of tendering stockholders promptly after the termination or withdrawal of the Offer.

Any extension of the Offer, waiver, amendment of the Offer, delay in acceptance for payment or payment or termination of the Offer will be followed, as promptly as practicable, by public announcement thereof, such announcement in the case of an extension to be issued not later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date in accordance with the public announcement requirements of Rules 14d-4(d), 14d-6(c) and l4e-1(d) under the Exchange Act. Without limiting the obligations of Purchaser under such rules or the manner in which Purchaser may choose to make any public announcement, Purchaser currently intends to make announcements by issuing a press release to the Dow Jones News Service (or such other national media outlet or outlets it deems prudent) and making any appropriate filing with the Commission.

Pursuant to Rule 14d-11 under the Exchange Act, Purchaser may provide a subsequent offering period upon expiration of the initial offering period of the Offer on the Expiration Date. A subsequent offering period would be an additional period of time of between three business days and 20 business days, beginning no later than 9:00 a.m., New York City time, on the next business day following the expiration of the initial offering period of the Offer on the Expiration Date, during which stockholders may tender Shares not tendered in the Offer. A subsequent offering period, if one is provided, is not an extension of the Offer, which already will have been completed. During a subsequent offering period, tendering stockholders will not have withdrawal rights, and Purchaser will promptly purchase and pay for any Shares tendered during the subsequent offering period at the same price paid in the Offer.

LifeCell has agreed to provide Purchaser with its list of stockholders, mailing labels and any available listing or computer file containing the names and addresses of record holders of Shares and lists of securities positions held in stock depositories for the purpose of disseminating the Offer to holders of Shares. This Offer to Purchase and the related Letter of Transmittal will be mailed to record holders of Shares whose names appear on LifeCell’s stockholder list and will be furnished to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing, for subsequent transmittal to beneficial owners of Shares.

2.    Acceptance for Payment and Payment for Shares

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), Purchaser has agreed in the Merger Agreement to accept for payment, and pay for, promptly after the Expiration Date, all Shares validly tendered and not withdrawn at the Expiration Date if the conditions to the Offer set forth in Section 13—“Conditions of the Offer” are satisfied or waived. In addition, subject to the terms and conditions of the Merger Agreement and the applicable rules of the Commission, Purchaser reserves the right to delay acceptance for payment of, or payment for, Shares, pending receipt of the regulatory or governmental approvals specified in Section 15—“Certain Legal Matters.” For information with respect to approvals that we are or may be required to obtain prior to the completion of the Offer, see Section 15—“Certain Legal Matters.”

In all cases, payment for Shares tendered and accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (a) certificates representing such Shares or confirmation of the book-entry transfer of such Shares into the Depositary’s account at The Depository Trust Company (“DTC”) pursuant to the procedures set forth in Section 3—“Procedures for Tendering Shares,” (b) a Letter of Transmittal, properly completed and duly executed, with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message (as defined in Section 3 below) in lieu of the Letter of Transmittal), and (c) any other documents required by the Letter of Transmittal. See Section 3—“Procedures for Tendering Shares.”

For purposes of the Offer, Purchaser will be deemed to have accepted for payment and thereby purchased Shares validly tendered and not properly withdrawn if and when Purchaser gives oral or written notice to the Depositary of its acceptance for payment of such Shares pursuant to the Offer. Payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the purchase price therefor with the Depositary, which will act as agent for the tendering stockholders for purposes of receiving payments from Purchaser and transmitting such payments to the tendering stockholders. Under no circumstances will interest be paid on the Offer Price for Shares, regardless of any extension of the Offer or any delay in payment for Shares.

If any tendered Shares are not accepted for payment pursuant to the terms and conditions of the Offer for any reason, or if certificates are submitted for more Shares than are tendered, certificates for such unpurchased Shares will be returned (or new certificates for the Shares not tendered will be sent), without expense to the tendering stockholder (or, in the case of Shares tendered by book-entry transfer into the Depositary’s account at DTC pursuant to the procedures set forth in Section 3—“Procedures for Tendering Shares,” such Shares will be credited to an account maintained with DTC) promptly following expiration or termination of the Offer.

If, prior to the Expiration Date, Purchaser increases the consideration offered to holders of Shares pursuant to the Offer, such increased consideration will be paid to holders of all Shares that are purchased pursuant to the Offer, whether or not such Shares were tendered prior to such increase in consideration.

Purchaser reserves the right, under and subject to the provisions of the Merger Agreement, to transfer or assign in whole or in part, from time to time, to KCI, the right to purchase all or any portion of the Shares tendered pursuant to the Offer, but any such transfer or assignment will in no way prejudice the rights of tendering stockholders to receive payment for Shares validly tendered and accepted for payment pursuant to the Offer.

3.    Procedures for Tendering Shares

Valid Tender of Shares.    Except as set forth below, to validly tender Shares pursuant to the Offer, (a) a properly completed and duly executed Letter of Transmittal in accordance with the instructions of the Letter of Transmittal, with any required signature guarantees, or an Agent’s Message (as defined below) in connection with a book-entry delivery of Shares, and any other documents required by the Letter of Transmittal, must be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Date and either (x) certificates representing Shares tendered must be delivered to the Depositary or (y) such Shares must be properly delivered pursuant to the procedures for book-entry transfer described below and a confirmation of such delivery received by the Depositary (which confirmation must include an Agent’s Message if the tendering stockholder has not delivered a Letter of Transmittal), in each case, prior to the Expiration Date, or (b) the tendering stockholder must comply with the guaranteed delivery procedures set forth below. The term “Agent’s Message” means a message, transmitted by DTC to, and received by, the Depositary and forming a part of a Book-Entry Confirmation (as defined below), which states (i) that DTC has received an express acknowledgment from the participant in DTC tendering the Shares which are the subject of such Book-Entry Confirmation that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and (ii) that Purchaser may enforce such agreement against the participant.

Book-Entry Transfer.    The Depositary has agreed to establish an account with respect to the Shares at DTC for purposes of the Offer within two business days after the date of this Offer to Purchase. Any financial institution that is a participant in DTC’s systems may make a book-entry transfer of Shares by causing DTC to transfer such Shares into the Depositary’s account in accordance with DTC’s procedures for such transfer. However, although delivery of Shares may be effected through book-entry transfer, either the Letter of Transmittal, properly completed and duly executed, together with any required signature guarantees, or an Agent’s Message in lieu of the Letter of Transmittal, and any other required documents, must, in any case, be transmitted to, and received by, the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase by the Expiration Date, or the tendering stockholder must comply with the guaranteed delivery procedures described below. The confirmation of a book-entry transfer of Shares into the Depositary’s account at DTC as described above is referred to herein as a “Book-Entry Confirmation.”

Delivery of documents to DTC in accordance with DTC’s procedures does not constitute delivery to the Depositary.

Signature Guarantees and Stock Powers.    Except as otherwise provided below, all signatures on a Letter of Transmittal must be guaranteed by a financial institution (including most commercial banks, savings and loan associations and brokerage houses) that is a member in good standing of a recognized Medallion Program approved by the Securities Transfer Association, Inc., including the Security Transfer Agents Medallion Program, the New York Stock Exchange Medallion Signature Program and the Stock Exchanges Medallion Program (each, an “Eligible Institution”). Signatures on a Letter of Transmittal need not be guaranteed (a) if the Letter of Transmittal is signed by the registered owner(s) (which term, for purposes of this section, includes any participant in any of DTC’s systems whose name appears on a security position listing as the owner of the Shares) of Shares tendered therewith and such registered owner has not completed the box entitled “Special Payment Instructions” or the box entitled “Special Delivery Instructions” on the Letter of Transmittal or (b) if

such Shares are tendered for the account of an Eligible Institution. See Instructions 1 and 5 of the Letter of Transmittal. If the certificates for Shares are registered in the name of a person other than the signer of the Letter of Transmittal, or if payment is to be made or certificates for Shares not tendered or not accepted for payment are to be returned to a person other than the registered owner of the certificates surrendered, then the tendered certificates must be endorsed or accompanied by appropriate stock powers, in either case, signed exactly as the name or names of the registered owner(s) or holder(s) appear on the certificates, with the signatures on the certificates or stock powers guaranteed as described above. See Instructions 1 and 5 of the Letter of Transmittal.

If certificates representing Shares are forwarded separately to the Depositary, a properly completed and duly executed Letter of Transmittal must accompany each delivery of certificates.

Guaranteed Delivery.    A stockholder who desires to tender Shares pursuant to the Offer and whose certificates for Shares are not immediately available, or who cannot comply with the procedure for book-entry transfer on a timely basis, or who cannot deliver all required documents to the Depositary prior to the Expiration Date, may tender such Shares by satisfying all of the requirements set forth below:

•	such tender is made by or through an Eligible Institution;

•

a properly completed and duly executed Notice of Guaranteed Delivery, substantially in the form provided by Purchaser, is received by the Depositary (as provided below) prior to the Expiration Date; and

•

the certificates for all tendered Shares, in proper form for transfer (or a Book-Entry Confirmation with respect to all such Shares), together with a properly completed and duly executed Letter of Transmittal (or facsimile thereof), with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal), and any other required documents, are received by the Depositary within three trading days after the date of execution of such Notice of Guaranteed Delivery. A “trading day” is any day on which the NASDAQ Global Market is open for business.

The Notice of Guaranteed Delivery may be transmitted by telegram, facsimile transmission or mail to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in such Notice of Guaranteed Delivery.

The method of delivery of Shares, the Letter of Transmittal and all other required documents, including delivery through DTC, is at the election and risk of the tendering stockholder. Delivery of all such documents will be deemed made only when actually received by the Depositary (including, in the case of a book-entry transfer, by Book-Entry Confirmation). If such delivery is by mail, it is recommended that all such documents be sent by properly insured registered mail with return receipt requested. In all cases, sufficient time should be allowed to ensure timely delivery.

Other Requirements.    Notwithstanding any provision hereof, Purchaser will pay for Shares pursuant to the Offer only after timely receipt by the Depositary of (a) certificates for (or a timely Book-Entry Confirmation with respect to) such Shares, (b) a Letter of Transmittal, properly completed and duly executed, with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal), and (c) any other documents required by the Letter of Transmittal. Accordingly, tendering stockholders may be paid at different times depending upon when certificates for Shares or Book-Entry Confirmations with respect to Shares are actually received by the Depositary. Under no circumstances will interest be paid by Purchaser on the Offer Price, regardless of any extension of the Offer or any delay in making such payment.

Binding Agreement.    The acceptance for payment by Purchaser of Shares tendered pursuant to one of the procedures described above will constitute a binding agreement between the tendering stockholder and Purchaser upon the terms and subject to the conditions of the Offer.

Appointment as Proxy.    By executing and delivering a Letter of Transmittal as set forth above (or, in the case of a book-entry transfer, by delivery of an Agent’s Message in lieu of a Letter of Transmittal), the tendering stockholder irrevocably appoints designees of Purchaser as such stockholder’s proxies, each with full power of substitution, to the full extent of such stockholder’s rights with respect to the Shares tendered by such stockholder and accepted for payment by Purchaser and with respect to any and all other Shares or other securities issued or issuable in respect of such Shares on or after the date of the Merger Agreement. All such proxies and powers of attorney will be considered coupled with an interest in the tendered Shares. Such appointment is effective when, and only to the extent that, Purchaser accepts for payment Shares tendered by such stockholder as provided herein. Upon the effectiveness of such appointment, all prior powers of attorney, proxies and consents given by such stockholder will be revoked, and no subsequent powers of attorney, proxies and consents may be given (and, if given, will not be deemed effective). Purchaser’s designees will, with respect to the Shares or other securities and rights for which the appointment is effective, be empowered to exercise all voting and other rights of such stockholder as they, in their sole discretion, may deem proper at any annual, special, adjourned or postponed meeting of the stockholders of LifeCell, by written consent in lieu of any such meeting or otherwise. Purchaser reserves the right to require that, in order for Shares to be deemed validly tendered, immediately upon Purchaser’s payment for such Shares, Purchaser must be able to exercise full voting, consent and other rights to the extent permitted under applicable law with respect to such Shares and other securities, including voting at any meeting of stockholders or executing a written consent concerning any matter.

Determination of Validity.    All questions as to the validity, form, eligibility (including time of receipt) and acceptance of any tender of Shares will be determined by Purchaser in its sole and absolute discretion, which determination will be final and binding. Purchaser reserves the absolute right to reject any and all tenders determined by it not to be in proper form or the acceptance for payment of or payment for which may, in the opinion of Purchaser, be unlawful. Purchaser also reserves the absolute right to waive any defect or irregularity in the tender of any Shares of any particular stockholder whether or not similar defects or irregularities are waived in the case of any other stockholder. No tender of Shares will be deemed to have been validly made until all defects and irregularities relating thereto have been cured or waived. None of KCI, Purchaser or any of their respective affiliates or assigns, the Depositary, the Information Agent, the Dealer Manager or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification. Purchaser’s interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the Instructions thereto and any other documents related to the Offer) will be final and binding.

Employee Stock Purchase Plan.    Participants in The LifeCell Corporation Employee Stock Purchase Plan (the “ESPP” or “Plan”) who wish to have the Plan Administrator tender eligible Shares attributable to their Plan account, must complete, execute and return to the Plan Administrator the tender direction form included in the “Letter from Kinetic Concepts, Inc. to Participants in The LifeCell Corporation Employee Stock Purchase Plan” sent to each participant of the Plan. Participants in the ESPP may not use the Letter of Transmittal to direct the tender of their Shares held in the Plan, but instead must follow the separate direction form sent to them. Although the Offer will remain open to LifeCell stockholders until the Expiration Date, if the Plan Administrator does not receive a participant’s instructions two business days prior to the Expiration Date, the Plan Administrator will not tender Shares attributable to the participant’s account. We recommend that participants read the “Letter from Kinetic Concepts, Inc. to Participants in The LifeCell Corporation Employee Stock Purchase Plan” and the separate direction form carefully.

4.    Withdrawal Rights

Except as otherwise provided in this Section 4, tenders of Shares pursuant to the Offer are irrevocable. A stockholder may withdraw Shares tendered pursuant to the Offer at any time on or prior to the Expiration Date; such Shares may also be withdrawn at any time after June 20, 2008 unless theretofore accepted for payment as provided herein.

For a withdrawal of Shares to be effective, a written or facsimile transmission notice of withdrawal with respect to the Shares must be timely received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase. Any notice of withdrawal must specify the name of the person having tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of the Shares to be withdrawn, if different from that of the person who tendered such Shares. The signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution, unless such Shares have been tendered for the account of any Eligible Institution. If Shares have been tendered pursuant to the procedures for book-entry transfer as set forth in Section 3—“Procedures for Tendering Shares,” any notice of withdrawal must specify the name and number of the account at DTC to be credited with the withdrawn Shares. If certificates representing the Shares to be withdrawn have been delivered or otherwise identified to the Depositary, the name of the registered owner and the serial numbers shown on such certificates must also be furnished to the Depositary prior to the physical release of such certificates. If a stockholder tenders Shares by giving instructions to a broker or other nominee, the stockholder must instruct the broker or other nominee to arrange for the withdrawal of such Shares.

All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by Purchaser, in its sole discretion, which determination shall be final and binding. No withdrawal of Shares shall be deemed to have been properly made until all defects and irregularities have been cured or waived. None of KCI, Purchaser or any of their respective affiliates or assigns, the Depositary, the Information Agent, the Dealer Manager or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give such notification. Withdrawals of tenders of Shares may not be rescinded, and any Shares properly withdrawn will be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be retendered by following one of the procedures for tendering shares described in Section 3—“Procedures for Tendering Shares” at any time prior to the Expiration Date.

If Purchaser extends the Offer, is delayed in its acceptance for payment of Shares or is unable to accept for payment Shares pursuant to the Offer for any reason, then, without prejudice to Purchaser’s rights under this Offer, the Depositary may nevertheless, on behalf of Purchaser, retain tendered Shares, and such Shares may not be withdrawn except to the extent that tendering stockholders exercise withdrawal rights as described in this Section 4 before the Expiration Date or at any time after June 20, 2008 unless theretofore accepted for payment as provided herein.

In the event Purchaser provides a subsequent offering period following the Offer, no withdrawal rights will apply to Shares tendered during such subsequent offering period or to Shares tendered in the Offer and accepted for payment.

5.    Certain United States Federal Income Tax Consequences

The following summary describes certain U.S. federal income tax consequences to holders of Shares with respect to the disposition of Shares pursuant to the Offer or the Merger. It addresses only holders that hold Shares as capital assets within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”). The following summary does not purport to be a complete analysis of all of the potential U.S. federal income tax considerations that may be relevant to particular holders in light of their particular circumstances nor does it deal with persons that are subject to special tax rules, such as brokers, dealers in securities or currencies, financial institutions, mutual funds, insurance companies, tax-exempt entities, qualified retirement plans or other tax deferred accounts, holders that own or have owned more than 5% of any class of LifeCell stock by vote or value (whether such stock is or was actually or constructively owned), regulated investment companies, common trust funds, holders subject to the alternative minimum tax, corporations that accumulate earnings to avoid U.S. federal income tax, persons holding Shares as part of a straddle, hedge or conversion transaction or as part of a synthetic security or other integrated transaction, traders in securities that elect to use a mark-to-market method of accounting for their securities holdings, holders that have a “functional currency” other than the U.S. dollar, U.S. expatriates, dissenting stockholders, and persons that acquired Shares in a compensation transaction. In addition, this summary does not address persons that hold an interest in a partnership or other pass-through entity that holds Shares, or tax considerations arising under the laws of any state, local or non-U.S. jurisdiction or other U.S. federal tax considerations (e.g., estate or gift tax) other than those pertaining to the income tax.

The following is based on the Code, Treasury regulations promulgated thereunder (“Treasury Regulations”), and administrative rulings and court decisions, in each case as in effect on the date hereof, all of which are subject to change, possibly with retroactive effect.

As used herein, the term “U.S. Holder” means a beneficial owner of Shares that is (i) a citizen or individual resident of the U.S.; (ii) a corporation (or an entity classified as a corporation for U.S. federal tax purposes) created or organized in or under the laws of the U.S. or any political subdivision thereof; (iii) an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or (iv) a trust if (A) a U.S. court is able to exercise primary supervision over its administration and one or more U.S. persons, within the meaning of Section 7701(a)(30) of the Code, have authority to control all of its substantial decisions or (B) it has properly elected under applicable Treasury Regulations to continue to be treated as a U.S. person. A “Non-U.S. Holder” is a beneficial owner of Shares that is not a U.S. Holder.

The tax treatment of a partner in a partnership (or other entity classified as a partnership for U.S. federal tax purposes) may depend on both the partnership’s and the partner’s status. Partnerships that are beneficial owners of Shares, and partners in such partnerships, should consult their own tax advisors regarding the U.S. federal, state, local and non-U.S. tax considerations applicable to them with respect to the disposition of Shares pursuant to the Offer or the Merger.

This summary is of a general nature only. It is not intended to constitute, and should not be construed to constitute, legal or tax advice to any particular holder. Holders should consult their own tax advisors as to the tax consequences applicable to them in their particular circumstances.

U.S. Holders

A U.S. Holder that disposes of Shares pursuant to the Offer or the Merger generally will recognize capital gain or loss equal to the difference between the cash that the U.S. Holder is entitled to receive pursuant to the Offer or the Merger and the U.S. Holder’s adjusted tax basis in the Shares disposed of pursuant to the Offer or the Merger. Gain or loss must be determined separately for each block of Shares (i.e., Shares acquired at the same cost in a single transaction) disposed of pursuant to the Offer or the Merger. Capital gain of a non-corporate U.S. Holder derived with respect to a disposition of Shares in which the U.S. Holder has a holding period exceeding one year generally will be subject to a maximum U.S. federal income tax rate of 15% (whereas capital gain derived with respect to a disposition of Shares in which the U.S. Holder has a holding period of one year or less generally will be subject to U.S. federal income tax rates applicable to ordinary income). The deductibility of capital loss is subject to limitations. U.S. Holders are urged to consult their tax advisors regarding such limitations.

Non-U.S. Holders

A Non-U.S. Holder generally will not be subject to U.S. federal income tax on gain realized on the disposition of Shares pursuant to the Offer or the Merger provided that (i) the gain is not effectively connected with the conduct of a trade or business by the Non-U.S. Holder in the U.S. and (ii) in the case of a Non-U.S. Holder that is an individual, such Non-U.S. Holder is not present in the U.S. for 183 days or more in the taxable year of the disposition.

Information Reporting and Backup Withholding Tax

If certain information reporting requirements are not met, a holder may be subject to backup withholding tax (currently imposed at a rate of 28%) on proceeds received on the disposition of Shares pursuant to the Offer or the Merger. Backup withholding tax is not an additional tax. A holder subject to the backup withholding tax rules will be allowed a credit of the amount withheld against such holder’s U.S. federal income tax liability and, if backup withholding tax results in an overpayment of U.S. federal income tax, such holder may be entitled to a refund, provided that the requisite information is correctly furnished to the Internal Revenue Service in a timely manner. Holders should consult their own tax advisors as to the information reporting and backup withholding tax rules.

THE ABOVE SUMMARY IS NOT INTENDED TO CONSTITUTE A COMPLETE ANALYSIS OF ALL TAX CONSEQUENCES TO HOLDERS OF SHARES WITH RESPECT TO THE DISPOSITION OF SHARES PURSUANT TO THE OFFER OR THE MERGER. HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE TAX CONSEQUENCES APPLICABLE TO THEM IN THEIR PARTICULAR CIRCUMSTANCES.

6.    Price Range of Shares; Dividends

According to LifeCell’s Annual Report on Form 10-K for its fiscal year ended December 31, 2007, the Shares are traded on the NASDAQ Global Market under the symbol “LIFC.” The following table sets forth, for the calendar quarters indicated, the high and low sales prices per Share on the NASDAQ Global Market as reported in LifeCell’s Annual Report on Form 10-K for its fiscal year ended December 31, 2007 with respect to periods occurring in 2006 and 2007 and as reported by published financial sources with respect to periods occurring in 2008:

Fiscal Year	High	Low
2006:
First Quarter	$24.05	$18.09
Second Quarter	$31.98	$20.95
Third Quarter	$33.00	$24.78
Fourth Quarter	$33.39	$20.94
2007:
First Quarter	$25.82	$21.88
Second Quarter	$32.66	$24.41
Third Quarter	$38.75	$29.70
Fourth Quarter	$48.28	$37.50
2008:
First Quarter	$44.52	$35.75
Second Quarter (through April 18, 2008)	$50.75	$41.89

On April 4, 2008, the last full trading day prior to the public announcement of the terms of the Offer and the Merger, the reported closing sales price per Share on the NASDAQ Global Market was $43.15 per Share. On April 18, 2008, the last full trading day prior to the commencement of the Offer, the reported closing sales price per Share on the NASDAQ Global Market was $50.55 per Share. Stockholders are urged to obtain a current market quotation for the Shares in deciding whether to tender Shares in the Offer.

According to LifeCell’s Annual Report on Form 10-K for the fiscal year ended December 31, 2007, LifeCell has not paid a cash dividend to holders of shares of common stock and does not anticipate paying cash dividends to the holders of its common stock in the foreseeable future. Under the terms of the Merger Agreement, LifeCell is not permitted to declare or pay dividends with respect to the Shares without the prior written consent of KCI. See Section 14—“Dividends and Distributions.”

7.    Possible Effects of the Offer on the Market for the Shares; NASDAQ Global Market Listing; Exchange Act Registration and Margin Regulations

Possible Effects of the Offer on the Market for the Shares.     The purchase of Shares pursuant to the Offer will reduce the number of Shares that might otherwise trade publicly and could adversely affect the liquidity and market value of the remaining Shares held by the public. The purchase of Shares pursuant to the Offer can also be expected to reduce the number of holders of Shares. We cannot predict whether the reduction in the number of Shares that might otherwise trade publicly would have an adverse or beneficial effect on the market price or marketability of the Shares or whether it would cause future market prices to be greater or less than the Offer Price.

NASDAQ Global Market Listing and Controlled Company Status.     Depending upon the number of Shares purchased in the Offer, the Shares may no longer meet the published guidelines for continued listing on the NASDAQ Global Market. According to the published guidelines, the Shares would only meet the criteria for continued listing on the NASDAQ Global Market if, among other things, there were at least 400 round lot holders, the minimum bid price for the Shares was at least $1 per share and either:

•

there were at least two market makers for the Shares, the number of publicly-held Shares (excluding Shares held by officers, directors, and other concentrated holdings of 10% or more, such as held by KCI upon completion of the Offer) was at least 750,000, the market value of such publicly-held Shares was at least $5 million, and stockholders’ equity was at least $10 million; or

•

there were at least four market makers for the Shares, the number of publicly-held Shares (excluding Shares held by officers, directors, and other concentrated holdings of 10% or more, such as held by KCI upon completion of the Offer) was at least 1.1 million, the market value of such publicly-held Shares was at least $15 million, and the market value of the Shares was at least $50 million or the total assets and total revenue were each at least $50 million.

If, as a result of the purchase of Shares in the Offer, the Shares no longer meet these standards, the quotations for the Shares on the NASDAQ Global Market could be discontinued. In this event, the market for and market price of the Shares would likely be adversely affected.

If the NASDAQ Global Market ceases to publish quotations for the Shares, it is possible that the Shares would continue to trade on another market or securities exchange or in the over-the-counter market and that price or other quotations would be reported by other sources. The extent of the public market for the Shares and the availability of such quotations would depend, however, upon such factors as the number of stockholders and/or the aggregate market value of the publicly-held Shares at such time, the interest in maintaining a market in the Shares on the part of securities firms, the possible termination of registration under the Exchange Act as described below, and other factors.

After completion of the Offer, LifeCell will be eligible to elect “controlled company” status pursuant to Rule 4350(c)(5) of the NASDAQ Marketplace Rules, which means that LifeCell would be exempt from the requirement that LifeCell’s board of directors be composed of a majority of “independent directors” and the related rules covering the independence of directors serving on the Compensation Committee and the Nominating and Corporate Governance Committee of LifeCell’s board of directors. The controlled company exemption does not modify the independence requirements for the Audit Committee of LifeCell’s board of directors. LifeCell has agreed to elect “controlled company” status following completion of the Offer.

Exchange Act Registration.     The Shares are currently registered under the Exchange Act. The purchase of the Shares pursuant to the Offer may result in the Shares becoming eligible for deregistration under the Exchange Act. Registration of the Shares may be terminated by LifeCell upon application to the Commission if the outstanding Shares are not listed on a “national securities exchange” and if there are fewer than 300 holders of record of Shares.

Termination of registration of the Shares under the Exchange Act would reduce the information required to be furnished by LifeCell to its stockholders and to the Commission and would make certain provisions of the Exchange Act (such as the short-swing profit recovery provisions of Section 16(b), the requirement of furnishing a proxy statement or information statement in connection with stockholders’ meetings or actions in lieu of a stockholders’ meeting pursuant to Section 14(a) and 14(c) of the Exchange Act and the related requirement of furnishing an annual report to stockholders) no longer applicable with respect to the Shares. In addition, if the Shares are no longer registered under the Exchange Act, the requirements of Rule 13e-3 with respect to “going private” transactions would no longer be applicable to LifeCell. Furthermore, the ability of “affiliates” of LifeCell and persons holding “restricted securities” of LifeCell to dispose of such securities pursuant to Rule 144 under the Securities Act of 1933, as amended, may be impaired or eliminated. If registration of the Shares under the Exchange Act were terminated, the Shares might no longer be eligible for continued inclusion on the Federal

Reserve Board’s list of “margin securities” or eligible for stock exchange listing or reporting on the NASDAQ Global Market. Purchaser intends to seek to cause LifeCell to apply for termination of registration of the Shares as soon as possible after consummation of the Offer if the requirements for termination of registration are met.

If registration of the Shares is not terminated prior to the Merger, then the registration of the Shares under the Exchange Act will be terminated following completion of the Merger.

Margin Regulations.     The Shares are currently “margin securities” under the regulations of the Board of Governors of the Federal Reserve System, which has the effect, among other things, of allowing brokers to extend credit using such Shares as collateral. Depending upon factors similar to those described above regarding market quotations, the Shares might no longer constitute “margin securities” for the purposes of the margin regulations, in which event the Shares would be ineligible as collateral for margin loans made by brokers.

8.    Certain Information Concerning LifeCell

The following description of LifeCell and its business has been taken from LifeCell’s Annual Report on Form 10-K for its fiscal year ended December 31, 2007, and is qualified in its entirety by reference to such Form 10-K.

LifeCell was incorporated in the State of Delaware in 1992 as the successor to a Delaware corporation that was incorporated in 1986. LifeCell’s address is One Millennium Way, Branchburg, New Jersey 08876, and its phone number is (908) 947-1100.

LifeCell develops, processes and markets biological soft tissue repair products made from human (“allograft”) and animal (“xenograft”) tissue. Surgeons use LifeCell’s products to restore structure, function and physiology in a variety of reconstructive, orthopedic and urogynecologic surgical procedures. LifeCell’s allograft products include: AlloDerm®, for plastic reconstructive, general surgical, burn and periodontal procedures; GraftJacket®, for orthopedic applications and lower extremity wounds; AlloCraft®DBM, for bone grafting procedures; and Repliform®, for urogynecologic surgical procedures. In June 2007, LifeCell received clearance from the U.S Food and Drug Administration (“FDA”) for a new xenograft product, Strattice™, which is an animal based product and is intended for certain plastic reconstructive and general surgical procedures. LifeCell commenced marketing Strattice during the first quarter of 2008. LifeCell’s research and development initiatives include programs designed to support the use of LifeCell’s products in current clinical applications, extend their use into new surgical applications and to expand LifeCell’s product line in the rapidly growing biosurgery market.

Available Information.     LifeCell is subject to the information and reporting requirements of the Exchange Act and in accordance therewith is obligated to file reports and other information with the Commission relating to its business, financial condition and other matters. Certain information, as of particular dates, concerning LifeCell’s business, principal physical properties, capital structure, material pending litigation, operating results, financial condition, directors and officers (including their remuneration and stock options granted to them), any material interests of such persons in transactions with LifeCell, and other matters is required to be disclosed in proxy statements and periodic reports distributed to LifeCell’s stockholders and filed with the Commission. Such reports, proxy statements and other information should be available for inspection at the public reference room at the Commission’s office at 100 F Street, NE, Washington, DC 20549. Copies may be obtained by mail, upon payment of the Commission’s customary charges, by writing to its principal office at 100 F Street, NE, Washington, DC 20549. Further information on the operation of the Commission’s Public Reference Room in Washington, DC can be obtained by calling the Commission at (800) SEC-0330. The Commission also maintains an Internet web site that contains reports, proxy statements and other information about issuers, such as LifeCell, who file electronically with the Commission. The address of that site is http://www.sec.gov.

Certain Projected Financial Information About LifeCell.     During the course of the discussions and information exchange between KCI and LifeCell that led to the execution of the Merger Agreement, LifeCell provided KCI and its financial advisors with certain projected information about LifeCell’s financial performance which is not publicly available. LifeCell has advised us that the financial projections were prepared by LifeCell management solely for internal use and capital budgeting and other management decision and not with a view toward public disclosure or toward complying with generally accepted accounting principles, the published guidelines of the SEC regarding projections or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. Neither LifeCell’s independent registered public accounting firm, nor any other independent accountants, have compiled, examined or performed any procedures with respect to the financial projections included below, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and they assume no responsibility for, and disclaim any association with, the financial projections. The information provided to KCI included a presentation presented by LifeCell management to the board of directors of LifeCell in December 2007, which contained the following projected financial information for LifeCell as an independent company (i.e., without regard to the impact on LifeCell of the Offer and the Merger with KCI and Purchaser).

	2008	2009	2010
	($ in millions, except per share data)
Product Revenues	$242	$296	$368
Operating Income	62	81	110
Diluted Earnings Per Share(1)	1.05	1.34	1.80

(1)	Earnings per share amounts were calculated assuming a weighted average shares outstanding of 36.1 million shares for 2008, 36.7 million shares for 2009 and 37.5 million shares for 2010.

The foregoing projections reflected forecasted results relating to existing LifeCell products as well as LifeCell’s newest product, Strattice.

In addition to the foregoing projections, LifeCell management shared with us projections for earnings per share in amounts up to $1.75 and $2.48 for 2009 and 2010, respectively, using certain assumptions regarding cost of goods sold relating to Strattice and the elimination of unallocated research and development expenses, public company expenses and equity compensation expense.

LifeCell has advised us that the financial projections detailed above reflect numerous estimates and assumptions with respect to industry performance, general business, economic, regulatory, market and financial conditions and other future events, such as probability of winning future bids and contracts, as well as matters specific to LifeCell’s business, all of which are difficult to predict and many of which are beyond LifeCell’s control. Accordingly, there can be no assurance that the assumptions made in preparing the projections will prove accurate. These financial projections are subjective in many respects and thus are susceptible to multiple interpretations and periodic revisions based on actual experience and business developments. As such, these financial projections constitute forward-looking information and are subject to risks and uncertainties that could cause actual results to differ materially from the results forecasted in such projections. There can be no assurance that the projected results will be realized or that actual results will not be significantly higher or lower than projected. The financial projections cover multiple years and such information by its nature becomes less reliable with each successive year.

The financial projections do not take into account any circumstances or events occurring after the date they were prepared, including the announcement of the Offer and the Merger. There can be no assurance that the announcement of the Offer and the Merger will not cause customers of LifeCell to delay or cancel purchases of LifeCell’s products and services pending the consummation of the Offer and the Merger or the clarification of our intentions with respect to the conduct of LifeCell’s business thereafter. Any such delay or cancellation of customer sales is likely to adversely affect the ability of LifeCell to achieve the results reflected in such financial projections. Further, the financial projections do not take into account the effect of any failure to occur of the Offer or the Merger and should not be viewed as accurate or continuing in that context.

The inclusion of this information should not be regarded as an indication that KCI, Purchaser or anyone who received this information then considered, or now considers, it a reliable prediction of future events, and this information should not be relied on as such. None of KCI, Purchaser, LifeCell or any of their respective financial advisors or the Dealer Manager makes any representation to any person that the analysis will reflect the future results of LifeCell. None of KCI, Purchaser, LifeCell or any of their respective financial advisors intends to update or revise the analysis to reflect circumstances existing after the date they were prepared or to reflect the occurrence of future events, unless required by law.

Sources of Information.     Except as otherwise set forth herein, the information concerning LifeCell contained in this Offer to Purchase has been based upon publicly available documents and records on file with the Commission and other public sources. Although we have no knowledge that any such information contains any misstatements or omissions, none of KCI, Purchaser, or any of their respective affiliates or assigns, the Information Agent, the Dealer Manager or the Depositary assumes responsibility for the accuracy or completeness of the information concerning LifeCell contained in such documents and records or for any failure by LifeCell to disclose events which may have occurred or may affect the significance or accuracy of any such information.

9.    Certain Information Concerning Purchaser and KCI

Purchaser.     Purchaser is a Delaware corporation incorporated on April 4, 2008, and, to date, has engaged in no activities other than those incident to its formation and to the Offer and the Merger. Purchaser is a direct, wholly-owned subsidiary of KCI. The principal executive offices of Purchaser are located at 8023 Vantage Drive, San Antonio, TX 78230, and Purchaser’s telephone number at such principal executive offices is (210) 524-9000.

KCI.     KCI is a Texas corporation that was founded in 1976. Its shares are listed on the New York Stock Exchange. The principal executive offices of KCI are located at 8023 Vantage Drive, San Antonio, TX 78230, and KCI’s telephone number at such principal executive offices is (401) 421-2800. KCI is a global multi-industry company operating in 32 countries with approximately 40,000 employees. KCI is a global medical technology company with leadership positions in advanced wound care and therapeutic support systems. KCI designs, manufactures, markets and services a wide range of proprietary products that can improve clinical outcomes and can help reduce the overall cost of patient care. KCI’s advanced wound care systems incorporate KCI’s proprietary V.A.C. Therapy technology, which has been demonstrated clinically to promote wound healing through unique mechanisms of action and can help reduce the cost of treating patients with serious wounds. KCI’s therapeutic support systems, including specialty hospital beds, mattress replacement systems and overlays, are designed to address pulmonary complications associated with immobility, to reduce skin breakdown and assist caregivers in the safe and dignified handling of obese patients. KCI has an infrastructure designed to meet the specific needs of medical professionals and patients across all health care settings, including acute care hospitals, extended care organizations and patients’ homes, both in the United States and abroad. KCI’s strategy is to maximize global penetration of its existing V.A.C. and therapeutic support systems product lines, accelerate the development of new business opportunities through focused research and development activities, and expand its product portfolio through acquisition and licensing opportunities. KCI has two geographic operating segments: USA and International. A description of the business of each of KCI’s business segments is set forth in KCI’s Annual Report on Form 10-K for its fiscal year ended December 31, 2007.

Available Information.     KCI is subject to the information and reporting requirements of the Exchange Act and in accordance therewith is obligated to file reports and other information with the Commission relating to its business, financial condition and other matters. Certain information, as of particular dates, concerning KCI’s business, principal physical properties, capital structure, material pending litigation, operating results, financial condition, directors and officers (including their remuneration and stock options granted to them), any material interests of such persons in transactions with KCI, and other matters is required to be disclosed in proxy statements and periodic reports distributed to KCI’s stockholders and filed with the Commission. Such reports, proxy statements and other information should be available for inspection at the public reference room at the Commission’s office at 100 F Street, NE, Washington, DC 20549. Copies may be obtained by mail, upon payment of the Commission’s customary charges, by writing to its principal office at 100 F Street, NE, Washington, DC 20549. Further information on the operation of the Commission’s Public Reference Room in

Washington, DC can be obtained by calling the Commission at (800) SEC-0330. The Commission also maintains an Internet web site that contains reports, proxy statements and other information about issuers, such as KCI, who file electronically with the Commission. The address of that site is http://www.sec.gov.

Additional Information.    The name, business address, citizenship, present principal occupation and employment history for the past five years of each of the members of the board of directors and the executive officers of KCI and the members of the board of directors and the executive officers of Purchaser are set forth in Schedule A to this Offer to Purchase.

None of KCI, Purchaser or, to the knowledge of KCI or Purchaser after reasonable inquiry, any of the persons listed in Schedule A, has during the last five years (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws or a finding of any violation of U.S. federal or state securities laws.

Except as set forth elsewhere in this Offer to Purchase or in Schedule A: (a) none of KCI, Purchaser or, to the knowledge of KCI or Purchaser after reasonable inquiry, any of the persons listed in Schedule A or any associate or majority-owned subsidiary of KCI, Purchaser or any of the persons so listed, beneficially owns or has a right to acquire any Shares or any other equity securities of LifeCell; (b) none of KCI, Purchaser or, to the knowledge of KCI or Purchaser after reasonable inquiry, any of the persons referred to in clause (a) above or any of their executive officers, directors, affiliates or subsidiaries has effected any transaction in Shares or any other equity securities of LifeCell during the past 60 days; (c) none of KCI, Purchaser, their subsidiaries or, to the knowledge of KCI or Purchaser after reasonable inquiry, any of the persons listed in Schedule A, has any agreement, arrangement, or understanding, whether or not legally enforceable, with any other person with respect to any securities of LifeCell (including, but not limited to, any agreement, arrangement, or understanding concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss or the giving or withholding of proxies, consents or authorizations); (d) in the past two years, there have been no transactions that would require reporting under the rules and regulations of the Commission between any of KCI, Purchaser, their subsidiaries or, to the knowledge of KCI or Purchaser after reasonable inquiry, any of the persons listed in Schedule A, on the one hand, and LifeCell or any of its executive officers, directors or affiliates, on the other hand; and (e) in the past two years, there have been no negotiations, transactions or material contacts between any of KCI, Purchaser, their subsidiaries or, to the knowledge of KCI or Purchaser after reasonable inquiry, any of the persons listed in Schedule A, on the one hand, and LifeCell or any of its affiliates, on the other hand, concerning a merger, consolidation or acquisition, a tender offer or other acquisition of LifeCell’s securities, an election of LifeCell’s directors or a sale or other transfer of a material amount of assets of LifeCell.

10.    Background of the Offer; Contacts With LifeCell

Background of the Offer

From time to time over the twelve months prior to May 2007, members of KCI’s management had discussions with LifeCell regarding a potential European distribution and joint development agreement for LifeCell’s Strattice product.

On May 9, 2007, KCI and LifeCell entered into a mutual non-disclosure agreement to share certain confidential information for their evaluation of a potential distribution and/or joint development agreement. From May through December of 2007, KCI and LifeCell shared information and met periodically to discuss the terms of a potential distribution and/or joint development agreement.

In June 2007, KCI contacted J.P. Morgan Securities Inc. (“JPMorgan”) to act as its financial advisor in connection with its evaluation of a potential strategic relationship or transaction with LifeCell.

In July 2007, KCI management presented its board of directors various potential alternative transactions with LifeCell, including a distribution and joint development agreement and an acquisition of LifeCell.

On August 2, 2007, the KCI board of directors held a meeting to discuss various strategic opportunities, including a potential transaction with LifeCell.

In October 2007, KCI began to undertake a more thorough evaluation of a potential strategic business combination with LifeCell, in addition to the due diligence that KCI had been conducting with respect to a potential distribution and joint development relationship.

On November 19, 2007, the KCI board of directors held a meeting with representatives of JPMorgan, at which JPMorgan reported on the potential benefits of an acquisition of LifeCell. JPMorgan also reviewed market conditions relating to applicable valuation models and potential financing alternatives. The KCI board then formed a special committee comprised of Catherine M. Burzik, KCI’s chief executive officer, as well as KCI directors Ronald W. Dollens, Harry R. Jacobson, M.D., N. Colin Lind and Donald E. Steen (the “Special Committee”), for purposes of evaluating a potential transaction with LifeCell.

On December 12, 2007, the Special Committee met with members of KCI’s management and representatives of JPMorgan to discuss the status of management’s evaluation of a potential transaction with LifeCell. The Special Committee requested that management conduct additional analysis prior to the initiation of any due diligence or discussions with LifeCell.

On December 21, 2007, the Special Committee held a telephonic meeting with members of KCI’s management and representatives of JPMorgan, at which management briefed the Special Committee on its analysis of potential joint development, distribution and acquisition strategies relating to LifeCell. JPMorgan provided an update on market conditions for a potential acquisition of LifeCell. The Committee requested that management conduct additional analysis and present its results at the scheduled January 8, 2008 meeting of the full board of directors of KCI.

On January 7, 2008, the Special Committee met with members of KCI’s management and representatives of JPMorgan to discuss the status of management’s evaluation of a potential transaction with LifeCell in advance of a scheduled board meeting the following day. On January 8, 2008, the KCI board held a meeting at which members of KCI’s management and representatives of JPMorgan were also present. Members of KCI’s management presented an analysis of several potential alternative transactions involving LifeCell, including a potential acquisition, after which the KCI board authorized management to explore with LifeCell its willingness to enter into a more thorough due diligence process to explore a potential acquisition.

In January 2008, KCI contacted its outside legal counsel, Skadden, Arps, Slate, Meagher & Flom LLP (“Skadden Arps”), with respect to the potential acquisition of LifeCell.

On January 18, 2008, Ms. Burzik met with Paul Thomas, LifeCell’s chief executive officer, and expressed KCI’s interest in pursuing an acquisition of LifeCell and in having Mr. Thomas and LifeCell’s other senior executives remain in their leadership roles at LifeCell after any potential acquisition by KCI.

In late January 2008, following the meeting between Ms. Burzik and Mr. Thomas, representatives from JPMorgan and Merrill Lynch & Co. (“Merrill Lynch”), financial advisor to LifeCell, engaged in a discussion regarding a proposed transaction, during which Merrill Lynch indicated that LifeCell would only consider moving forward with a potential transaction at a substantial premium to LifeCell’s then current stock price.

On February 4, 2008, KCI and LifeCell executed a revised confidentiality agreement, which superseded the previous mutual non-disclosure agreement entered into by the companies. Following execution of this agreement, LifeCell began to provide KCI with additional due diligence materials with respect to a potential acquisition of LifeCell.

On February 5, 2008, members of LifeCell’s management team, including Mr. Thomas and Mr. Steven Sobieski, LifeCell’s Senior Vice President and Chief Financial Officer, together with a representative from Merrill Lynch met in New York City with Ms. Burzik, Martin Landon, Senior Vice President and Chief Financial

Officer of KCI, and Rohit Kashyap, Senior Vice President, Corporate Development of KCI, together with a representative of JPMorgan. At the meeting, Mr. Thomas and Mr. Sobieski presented an initial summary confidential overview of LifeCell to KCI.

On February 14, 2008, the Special Committee of KCI’s board of directors held a meeting, at which members of KCI’s management provided an update on its preliminary discussions with LifeCell’s management. KCI management then reviewed its commercial due diligence completed to date, as well as LifeCell’s intellectual property portfolio.

Prior to a scheduled KCI board meeting on February 19, 2008, representatives of Merrill Lynch contacted JPMorgan to discuss the progress of the negotiations to date and reiterated LifeCell’s position that any offer by KCI would have to be at a substantial premium to LifeCell’s then current stock price in order to be acceptable to the LifeCell board of directors. JPMorgan communicated KCI’s view that a proposed combination with LifeCell would not involve significant cost synergies, and that any potential proposal from KCI would likely reflect this view.

On February 19, 2008, the KCI board met to discuss the results of the preliminary due diligence and discussions with the management of LifeCell. After deliberation, the KCI board voted to authorize Ms. Burzik, KCI’s chief executive officer, to approach LifeCell’s management with a preliminary non-binding expression of interest at a range of approximately of $49.00 to $51.00 per share. The KCI board requested that management report to the Special Committee the results of any further discussions on valuation and other projections made in connection with the proposed acquisition of LifeCell.

Following the February 19 meeting, Ms. Burzik communicated the terms of KCI’s proposal to Mr. Thomas. Later that day, representatives of JPMorgan informed Merrill Lynch that, subject to further due diligence, KCI was willing to proceed at a price range of $49.00 to $51.00 per share of LifeCell common stock. Merrill Lynch advised JPMorgan that it would convey the proposal to LifeCell’s management and board.

On February 25, 2008, representatives of Merrill Lynch called representatives of JPMorgan to communicate LifeCell’s willingness to proceed with discussions provided that the offer would be no lower than $51.00, and that there was a clear understanding that a proposed transaction must be backed by committed financing. Merrill Lynch also indicated to JPMorgan that such a price was not viewed by LifeCell as preemptive.

On February 29, 2008, the KCI board met with representatives of JPMorgan to discuss the status of discussions with the management of LifeCell.

During the week of March 3 through March 7, 2008, members of management of KCI and representatives of Skadden Arps, JPMorgan and Merrill Lynch conducted a series of due diligence sessions at the offices of Merrill Lynch in New York City, as well as at the New Jersey offices of LifeCell’s legal counsel, Lowenstein Sandler, PC (“Lowenstein Sandler”).

On March 7, 2008, the KCI board met to discuss the status of discussions with LifeCell’s management and a proposed timeline for the transaction, as well as the legal and financial due diligence that had been completed to date.

On March 11, 2008, Skadden Arps sent an initial draft of KCI’s proposed merger agreement to Lowenstein Sandler. Over the course of the next week, Skadden Arps and KCI’s management had numerous discussions with LifeCell and Lowenstein Sandler regarding the terms and conditions of the proposed merger agreement.

On March 12 and March 13, 2008, members of management of KCI and LifeCell, as well as representatives of JPMorgan, Merrill Lynch and Skadden Arps, conducted a series of due diligence sessions in New Jersey.

On March 14, 2008, the KCI board met with members of management and representatives of JPMorgan to discuss the status of discussions with LifeCell. KCI’s management indicated to the board that the retention of LifeCell’s senior management team would be a critical component of any potential acquisition of LifeCell.

On March 19, 2008, Mr. Thomas and Mr. Sobieski met with members of management of KCI at KCI’s offices in San Antonio to discuss generally the outlines of post-closing operations of a combined company.

On March 20, 2008, Lowenstein Sandler delivered LifeCell’s preliminary written comments on the proposed merger agreement.

On March 21, 2008, the KCI board met with members of management and representatives of JPMorgan to discuss the status of negotiations with LifeCell.

On or about March 25, 2008, members of KCI’s management approached Mr. Thomas and LifeCell executive officers Lisa Colleran and Steven Sobieski (collectively, the “LifeCell Officers”), to discuss the terms of the LifeCell Officers’ continued employment with LifeCell since this was an important aspect of KCI’s proposed acquisition.

On March 27, 2008, Skadden Arps distributed a revised draft of the merger agreement to Lowenstein Sandler and LifeCell. During the period between March 27 and April 1, 2008 representatives of Skadden Arps and Lowenstein Sandler held multiple discussions regarding the terms of the merger agreement, particularly with respect to proposed termination fees and KCI’s financing condition.

On March 27, 2008, Lowenstein Sandler delivered LifeCell’s draft disclosure schedules to the merger agreement.

On March 31, 2008, Skadden Arps circulated drafts of employment agreements for the LifeCell Officers to Lowenstein Sandler. Skadden Arps indicated that these agreements were an integral part of KCI’s offer and would have to be executed prior to entering into a definitive agreement with respect to an acquisition. During the course of the next several days, representatives of Skadden Arps and Lowenstein Sandler exchanged drafts of the employment agreements and had numerous discussions to finalize the terms of the employment agreements with the LifeCell Officers.

On April 1, 2008, Skadden Arps circulated a revised draft of the merger agreement, which included a proposed termination fee to be payable by KCI in the event that the merger agreement were terminated due to KCI’s failure to obtain financing for the transaction.

On April 2, 2008, prior to KCI’s board meeting, representatives of Merrill Lynch telephoned JPMorgan and once again reiterated that price was going to be one of the most significant factors that would be considered by LifeCell’s board in its evaluation of a proposed transaction. JPMorgan indicated that KCI believed LifeCell’s then current market price already reflected a certain amount of speculation regarding a potential transaction, and that given a variety of factors, including the difficult environment for debt financing, KCI would not be able to offer a higher price than $51.00 per share.

On April 2, 2008, the KCI board held a meeting with members of KCI’s management and representatives of Skadden Arps to discuss the status of financing for the proposed acquisition of LifeCell.

On April 3, 2008, the KCI board met to consider the proposed transaction with LifeCell. Members of KCI’s management and representatives of Skadden Arps and JPMorgan were also present. At the meeting, the KCI board reviewed the proposed transaction with LifeCell and received presentations from management and Skadden Arps on the legal due diligence review conducted by management and its legal advisors. KCI’s management updated the KCI board on the status of the employment agreement negotiations with the LifeCell Officers and reiterated that the successful retention of the LifeCell Officers was a significant factor in KCI’s willingness to proceed with the proposed transaction. Skadden Arps also made a presentation to the KCI board regarding the terms of the draft merger agreement and the fiduciary duties of KCI’s board in considering the proposed transaction. In addition, representatives of JPMorgan presented the KCI board with their financial analyses of the proposed transaction and the consideration that KCI proposed to pay in the transaction. After considering and discussing the various presentations made at the meeting and at prior meetings, the KCI board authorized management to proceed with the proposed transaction at a price of $51.00 per share.

After the KCI board meeting, on the evening of April 3, 2008, Ms. Burzik called Mr. Thomas to communicate KCI’s willingness to proceed with the transaction at a price of $51.00 per share and substantially upon the terms and conditions set forth in the draft merger agreement that was circulated by Skadden Arps on April 1, 2008. In light of the expected costs for KCI to finance the transaction, Ms. Burzik indicated that she had authority from the KCI board for a $51.00 per share offer, but no higher. Mr. Thomas indicated that LifeCell was receptive to the offer, but indicated that there were a number of issues with the merger agreement that needed to be resolved before entering into a definitive agreement.

Between April 4, 2008 and April 6, 2008, representatives of Skadden Arps and Lowenstein Sandler exchanged revised drafts of the merger agreement and had numerous discussions with respect to the remaining issues on the merger agreement. These discussions were primarily focused on LifeCell’s termination rights and the amount of the termination fees that would be payable by either KCI or LifeCell in certain situations.

On April 4, the LifeCell board met to discuss the proposed transaction. At the meeting, representatives of Merrill Lynch presented Merrill Lynch’s financial analyses of the transaction. Representatives of Lowenstein Sandler reviewed the terms of the transaction and the Merger Agreement and responded to questions from the LifeCell board.

On the afternoon of April 6, 2008, the KCI board met to consider the merger agreement and related matters with Skadden Arps and JPMorgan. During the meeting, the KCI board reviewed the course of the negotiations conducted by management, Skadden Arps and JPMorgan, and the work of the Special Committee. During the meeting JPMorgan provided an overview of the proposed transaction and delivered its oral opinion (subsequently confirmed in writing) that, based upon and subject to the assumptions, conditions, limitations and other matters discussed and ultimately set forth in the written opinion, as of such date, the consideration to be paid by KCI in the proposed transaction (defined as the Offer and the Merger together and not separately) was fair, from a financial point of view, to KCI. Following deliberations and reviewing all aspects of the proposed transaction as presented to the KCI board at this and prior meetings, the KCI board determined by unanimous vote that the merger agreement and the transactions contemplated by the merger agreement were advisable and in the best interest of KCI and its stockholders and then approved and adopted the merger agreement, authorizing management to enter into the merger agreement. Following the meeting, the compensation committee of KCI’s board also approved the employment agreements for the LifeCell Officers.

Also on the afternoon of April 6, 2008, LifeCell’s board of directors met to review the transaction. A representative of Lowenstein Sandler reviewed the terms of the Merger Agreement, including the resolution of the outstanding open issues under the Merger Agreement, and a representative of Merrill Lynch updated Merrill Lynch’s financial analyses previously provided to the LifeCell Board. Representatives of Lowenstein Sandler and Merrill Lynch also advised the LifeCell board on the status of KCI’s debt commitment letter. Thereafter, Merrill Lynch orally delivered its fairness opinion to the LifeCell board, which was subsequently confirmed in writing. The LifeCell board then unanimously approved the Merger Agreement. In addition, the compensation committee of the LifeCell board met on April 6, 2008 to review and direct management with respect to compensation matters for the LifeCell Officers insofar as they related to the proposed transaction.

During the evening of April 6, 2008, representatives of Skadden Arps and Lowenstein Sandler finalized the merger agreement and the employment agreements for the LifeCell Officers, and the merger agreement and the employment agreements were signed in the early morning of April 7, 2008. KCI and LifeCell announced the transaction in a joint press release issued later that morning prior to the opening of trading on the NYSE and NASDAQ.

11.    Purpose of the Offer and Plans for LifeCell; Transaction Documents

Purpose of the Offer and Plans for LifeCell.    The purpose of the Offer and the Merger is for KCI, through Purchaser, to acquire control of, and the entire equity interest in, LifeCell. Pursuant to the Merger, KCI will acquire all of the capital stock of LifeCell not purchased pursuant to the Offer, the top-up option or otherwise. Stockholders of LifeCell who sell their Shares in the Offer will cease to have any equity interest in LifeCell or any right to participate in its earnings and future growth. If the Merger is consummated, non-tendering stockholders also will no longer have an equity interest in LifeCell. On the other hand, after selling their Shares in the Offer or the subsequent Merger, stockholders of LifeCell will not bear the risk of any decrease in the value of LifeCell.

If Purchaser purchases Shares pursuant to the Offer, KCI is entitled and currently intends to exercise its rights under the Merger Agreement to obtain pro rata representation on, and control of, the board of directors of LifeCell. See “The Merger Agreement—Directors” below.

In accordance with the Merger Agreement, following the time of the purchase of Shares pursuant to the Offer, KCI has agreed under the Merger Agreement to acquire the remaining Shares pursuant to the Merger. We may also acquire Shares pursuant to the top-up option.

Following completion of the Offer and the Merger, KCI plans to operate LifeCell as a new global biosurgery division within KCI. Paul Thomas will continue to lead the LifeCell business as President of the division and will join KCI’s executive committee. LifeCell’s management team and corporate headquarters will continue to be located in Branchburg, New Jersey. KCI and Purchaser are conducting a detailed review of LifeCell and its assets, operations, properties, policies, management and personnel and will consider what, if any, changes would be desirable in light of the circumstances which exist upon completion of the Offer. As described in Section 10 – “Background of the Offer; Contacts with LifeCell,” in connection with the Offer and the Merger, certain LifeCell officers and employees have entered into new employment agreements that are effective upon the consummation of the Offer, and it is expected that LifeCell’s current management team will remain in place after the consummation of the Offer and the Merger. Pursuant to the terms of the Merger Agreement, KCI has agreed to provide LifeCell’s current employees with compensation and benefits that are no less favorable in the aggregate than their current compensation and benefits for a period of twelve months after consummation of the Merger. See “The Merger Agreement—Employee Benefits.” In connection with KCI’s plan to acquire all of LifeCell’s outstanding equity interests pursuant to the Offer and the Merger, KCI intends to make changes to LifeCell’s charter, by-laws and board of directors as well as certain changes to its capitalization, indebtedness and benefit plans. KCI may, but does not have any current plans to, effect an extraordinary corporate transaction with any third party involving LifeCell, such as a merger, reorganization, liquidation, relocation of operations, or sale or transfer of a material amount of assets.

The Merger Agreement.    The following is a summary of certain provisions of the Merger Agreement. This summary is qualified in its entirety by reference to the full text of the Merger Agreement, a copy of which is filed as an exhibit to the Schedule TO and which is incorporated herein by reference. The Merger Agreement may be examined and copies may be obtained in the manner set forth in Section 9—“Certain Information Concerning Purchaser and KCI” under “Available Information.”

The Offer.    The Merger Agreement provides that Purchaser will commence the Offer and that, upon the terms and subject to prior satisfaction or waiver of the conditions to the Offer described in Section 13—“Conditions of the Offer” (including, if the Offer is extended or amended, the terms and conditions of any extension or amendment), Purchaser will accept for payment, and pay for, all Shares validly tendered pursuant to the Offer and not withdrawn prior to 12:00 midnight, New York City time, on Friday, May 16, 2008 as the same may (or, to the extent required by the Merger Agreement, shall) be extended from time to time (the “Expiration Date”).

Purchaser expressly reserves the right (but is not obligated), at any time or from time to time, to waive or otherwise make any change in the terms and conditions of the Offer; provided that, pursuant to the Merger Agreement, Purchaser has agreed that it will not, without the prior written consent of LifeCell, (a) decrease the Offer Price (including as such Offer Price may have been increased pursuant to the terms of the Merger Agreement), (b) change the form of consideration payable in the Offer, (c) decrease the number of Shares sought pursuant to the Offer, (d) amend or waive the Minimum Condition, (e) add to the conditions to the Offer (described in Section 13—“Conditions of the Offer”) or modify such conditions in any manner adverse to the holders of Shares, (f) extend the expiration of the Offer, except as required or permitted by the Merger Agreement or (g) make any other change in the terms or conditions of the Offer that is adverse to the holders of Shares.

Upon the terms and subject to the conditions of the Offer, Purchaser will be required, as promptly as practicable following the Expiration Date, to accept for payment and pay for all Shares validly tendered and not withdrawn pursuant to the Offer and will be required, as promptly as practicable, to accept and pay for any Shares validly tendered in any subsequent offering period. Purchaser may, without LifeCell’s consent, elect to provide a subsequent offering period for the Offer in accordance with Rule 14d-11 under the Exchange Act if there shall not have been validly tendered and not withdrawn that number of Shares necessary to effect a short- form merger of LifeCell under Delaware law. Subject to its obligations under the Merger Agreement to extend the Offer, Purchaser shall not be required to accept for payment or pay for any tendered Shares and may delay the acceptance for payment or payment for any tendered Shares in the event that any of the conditions described in Section 13—“Conditions of the Offer” exist. Purchaser may not, however, terminate the Offer prior to its expiration date (as extended in accordance with the Merger Agreement) unless the Merger Agreement has been terminated.

Under the Merger Agreement, Purchaser may, in its sole discretion, extend the Offer for such period as Purchaser may determine if, at any scheduled Expiration Date of the Offer (as extended in accordance with the Merger Agreement), all of the conditions to the Offer have not been satisfied or waived by Purchaser; provided, however, that:

•

If on the initial Expiration Date of the Offer, the conditions described in paragraphs (c), (d) and (e) of Section 13—“Conditions of the Offer” shall each be satisfied (or, in the case of paragraphs (d) and (e), if any such breach or failure to comply that has caused such non-satisfaction of the condition is objectively curable within ten (10) business days) but any other condition to the Offer shall not have been satisfied or waived, Purchaser shall be obligated to extend the Offer for one or more periods of time up to ten (10) business days each (or such longer period as Purchaser may agree in writing) until such conditions have been satisfied or waived; provided that Purchaser shall not be required to extend the Offer beyond the date that is thirty (30) business days following the initial Expiration Date of the Offer;

•	Purchaser, may, in its sole discretion, extend the Offer for any period required by applicable law; and

•

Purchaser may, in its sole discretion, provide a “subsequent offering period” for three (3) to twenty (20) business days to acquire outstanding untendered Shares in accordance with Rule 14d-11 under the Exchange Act if the Minimum Condition and all of the other conditions to the Offer have been satisfied or waived, but the number of Shares that have been validly tendered and not withdrawn in the Offer and accepted for payment, together with any Shares then owned by KCI and its subsidiaries, is less than 90 percent of the outstanding Shares.

In any event, Purchaser will not extend the Offer following any termination of the Merger Agreement.

Recommendation.    LifeCell has represented in the Merger Agreement that its board of directors (at a meeting duly called and held) has unanimously (a) determined that the Merger Agreement, the Offer and the Merger are advisable and fair to and in the best interests of LifeCell and its stockholders, (b) duly and validly approved, adopted and declared advisable the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer and the Merger, and (c) resolved, subject to its rights described below under the heading “No Solicitation”, to recommend that LifeCell’s stockholders accept the Offer, tender their Shares pursuant to the Offer and adopt the Merger Agreement (the “Company Board Recommendation”). LifeCell has further represented that its board of directors has approved and adopted the Merger Agreement, the Offer, and the Merger for purposes of Section 203 of the DGCL.

Directors.    The Merger Agreement provides that, subject to the requirements of Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder, effective upon Purchaser’s acceptance of Shares for payment pursuant to the Offer, KCI has the right to designate a number of directors of LifeCell, rounded up to the next whole number, that is equal to the product of the total number of directors on the LifeCell board of directors and the percentage that the number of Shares beneficially owned by KCI and/or Purchaser (including Shares accepted for payment) bears to the total number of Shares outstanding. LifeCell has agreed to use its reasonable best efforts to cause KCI’s designees to be elected or appointed to LifeCell’s board of directors, including seeking and accepting the resignations of incumbent directors and increasing the size of the LifeCell board of directors. LifeCell has also agreed in the Merger Agreement to use its reasonable best efforts to cause individuals designated by KCI to constitute the same percentage of each committee of the LifeCell board of directors as the percentage of the entire board represented by the individuals designated by KCI.

However, the Merger Agreement further provides that, from the election of KCI’s designees until the Effective Time, LifeCell shall cause the board of directors to have at least three (3) directors who are (i) directors on the date of the Merger Agreement, (ii) independent directors as defined by NASDAQ, and (iii) reasonably satisfactory to KCI (together, the “Independent Directors”). In the event that any of the Independent Directors are unable to serve on LifeCell’s board of directors, the remaining Independent Directors shall be entitled to designate another individual (or individuals) to fill any vacancy, and that individual shall continue as an Independent Director. If no Independent Directors remain prior to the Effective Time, the majority of the board at the time of execution of the Merger Agreement shall be entitled to designate three persons to fill such vacancies, provided that they meet certain independence requirements. Following the acceptance and payment for the Shares in connection with the Offer and the Effective Time, KCI and Purchaser shall not cause (i) any amendment or termination of the Merger Agreement, (ii) any extension by LifeCell of the time for performance of any of the obligations or other acts of Purchaser or KCI, (iii) any waiver of LifeCell’s rights under the Merger Agreement or (iv) any other action adversely affecting the rights of LifeCell’s stockholders, without the affirmative vote of a majority of the Independent Directors.

Top-Up Option.    LifeCell has irrevocably granted to Purchaser an option (the “top-up option”), exercisable only after the acceptance by Purchaser of, and payment for, Shares tendered in the Offer, to purchase that number of shares of LifeCell common stock as is equal to the lowest number of shares of LifeCell common stock that, when added to the number of Shares owned directly or indirectly by KCI at the time of such exercise, will constitute one share more than 90 percent of the Shares outstanding (after giving effect to the issuance of the shares of LifeCell Common Stock purchased under the top-up option). The price per Share payable under the top-up option would be equal to the Offer Price. The top-up option is exercisable only one time and only after purchase of and payment for Shares pursuant to the Offer, as a result of which KCI and Purchaser own beneficially at least eighty (80) percent of the Shares outstanding. In no event will the top-up option be exercisable for a number of shares of LifeCell Common Stock in excess of LifeCell’s then authorized and unissued shares (including as authorized and unissued shares any such Shares held in the treasury of LifeCell and not including any Shares reserved for issuance by LifeCell). In addition, the top-up option may not be exercised if additional legal authorization is required.

The Merger.    The Merger Agreement provides that, after the completion of the Offer and the satisfaction or waiver of certain conditions, Purchaser will be merged with and into LifeCell and LifeCell will continue as the surviving corporation. LifeCell has agreed in the Merger Agreement that, if stockholder approval for the Merger is required under Delaware law, LifeCell will hold a special meeting of its stockholders as promptly as practicable following the consummation of the Offer for the purpose of adopting the Merger Agreement. KCI and Purchaser have agreed that, at the special meeting, all of the Shares acquired pursuant to the Offer or otherwise owned by KCI or any of its subsidiaries will be voted in favor of adoption of the Merger Agreement.

The Merger Agreement further provides that, notwithstanding the foregoing, if following consummation of the Offer, the exercise of the top-up option or otherwise, KCI, Purchaser or any other subsidiary of KCI holds at least 90 percent of the outstanding Shares, each of KCI, Purchaser and LifeCell will take all necessary and appropriate action to cause the Merger to become effective, as soon as practicable after such acquisition, as a short-form merger under Delaware law without action of the stockholders of LifeCell.

Charter, Bylaws, Directors and Officers.    At the Effective Time, the restated certificate of incorporation of LifeCell will be amended in its entirety (as set forth in an Exhibit to the Merger Agreement). Also at the Effective Time, the bylaws of LifeCell will be amended in their entirety (as set forth in an Exhibit to the Merger Agreement). The directors of Purchaser immediately prior to the Effective Time will be the initial directors of the surviving corporation and the officers of LifeCell immediately prior to the Effective Time shall be the initial officers of the surviving corporation.

Conversion of Shares.    Each Share issued and outstanding immediately prior to the Effective Time (other than Shares held in the treasury of LifeCell, owned by KCI, Purchaser or any wholly-owned subsidiary of KCI, or held by stockholders who properly demand and perfect appraisal rights under Delaware law) will, by virtue of the Merger and without any action on the part of the holder, be converted at the Effective Time into the right to receive the Offer Price, payable to the holder thereof in cash, upon surrender of the certificate formerly representing such Shares, without interest thereon (the “Merger Consideration”), subject to any required withholding of taxes. At the Effective Time, each Share held in the treasury of LifeCell or owned by KCI, Purchaser or any wholly-owned subsidiary of KCI will be canceled and no payment or distribution will be made with respect to such Shares. At the Effective Time, each share of Purchaser’s common stock issued and outstanding immediately prior to the Effective Time will, by virtue of the Merger and without any action on the part of the holder thereof, be converted into one share of common stock of the surviving corporation.

Treatment of Options, Restricted Stock and Restricted Stock Units.    The Merger Agreement provides that each outstanding and unexercised option (each, an “Option”) to acquire shares of LifeCell common stock granted under the LifeCell Corporation Equity Compensation Plan and any predecessor plans thereto and each other equity compensation plan pursuant to which awards were granted to employees or directors of or service providers to LifeCell, and that is not then vested and exercisable, shall become fully vested as of the Effective Time. The Merger Agreement further provides that, as of the Effective Time, each LifeCell Option, whether vested or unvested, will be cancelled and will thereafter solely represent the right to receive from the surviving corporation, in exchange, an amount in cash equal to the product of the number of shares subject to such option and the excess, if any, of the Offer Price, without interest, over the exercise price per share of LifeCell common stock subject to such Option, less any required withholding taxes (giving effect to the acceleration of vesting described above).

At the Effective Time, each restricted stock award and restricted stock unit that vests based upon the passage of time will become fully vested and will be cancelled and converted into the right to receive the Merger Consideration from the surviving corporation. Immediately prior to the Effective Time, each restricted stock award and restricted stock unit that vests on attainment of performance goals will become fully vested, but only as to the target number of shares of common stock that are subject to each award. At the Effective Time, each performance-based restricted stock award and performance-based restricted stock unit will be cancelled and converted into the right to receive the Merger Consideration from the surviving corporation. Any shares of common stock subject to any performance-based restricted stock award and performance-based restricted stock unit in excess of the target number will be cancelled and each holder will cease to have rights to shares in excess of the target number of shares.

Representations and Warranties.    In the Merger Agreement, LifeCell has made customary representations and warranties to KCI and Purchaser with respect to, among other matters, its organization, subsidiaries and affiliates, capitalization, authority, board approvals, the vote of LifeCell’s stockholders required to adopt the Merger Agreement, consents and approvals, company SEC filings and financial statements, absence of certain changes, no undisclosed liabilities, litigation, employee benefit plans, taxes, material contracts, real and personal property, intellectual property, labor matters, compliance with law, condition of assets, customers and suppliers, environmental matters, insurance, certain business practices, Schedule 14D-9 and information in the Offer documents, the fairness opinion of Merrill Lynch & Co. Inc., brokers fees, the inapplicability of Section 203 of the DGCL, and regulatory compliance. Each of KCI and Purchaser has made customary representations and warranties to LifeCell with respect to, among other matters, organization, authority, consents and approvals, Offer documents and information in the proxy statement, if any, brokers fees, Purchaser’s operations and financing.

As defined in the Merger Agreement, and for purposes of the Offer, “Company Material Adverse Effect” or “Company Material Adverse Change” means any effect, change, development, event or circumstance that, considered together with all other effects, changes, developments, events or circumstances, is or would reasonably be expected to be or to become materially adverse to, or has or would reasonably be expected to have a material adverse effect on, (i) the business, results of operation, financial condition or prospects of LifeCell, or

(ii) the ability of LifeCell to consummate the Transactions or to perform any of its obligations under the Merger Agreement; provided, however, that, in the case of clause (i) only, none of the following shall be deemed to be, and shall not be taken into account in determining whether there has been, a Company Material Adverse Effect or Company Material Adverse Change: facts, circumstances, events, changes, effects or occurrences (1) generally affecting the economy or the financial, debt, credit or securities markets in the United States, including as a result of changes in geopolitical conditions, (2) generally affecting the medical device industry, (3) resulting from any actions required under the Merger Agreement to obtain any approval or authorization under applicable antitrust or competition laws for the consummation of the Offer or the Merger, (4) resulting from changes in GAAP or authoritative interpretations thereof, (5) resulting from any outbreak or escalation of hostilities or war or any act of terrorism, (6) resulting from any decrease in the market price of the Shares (it being understood that the exception in this clause (6) is strictly limited to any such decrease in and of itself and shall not prevent or otherwise affect a determination that any effect, event, development or change underlying such decrease has resulted in or contributed to a Company Material Adverse Effect or Company Material Adverse Change) or (7) resulting from any failure by LifeCell to meet any published analyst estimates or expectations of LifeCell’s revenue, earnings or other financial performance or results of operations for any period, ending on or after the date of the Merger Agreement (it being understood that the exception in this clause (7) is strictly limited to any such failure in and of itself and shall not prevent or otherwise affect a determination that any effect, event, development or change underlying such failure has resulted in or contributed to a Company Material Adverse Effect or Company Material Adverse Change), except, in the case of clauses (1), (2), (4) and (5), to the extent such change, effect, event or occurrence has a materially disproportionate effect on LifeCell compared with other companies operating in the industries in which LifeCell operates.

The representations and warranties contained in the Merger Agreement have been made by each party to the Merger Agreement solely for the benefit of the other parties, and such representations and warranties should not be relied on by any other person. In addition, such representations and warranties:

•

with respect to LifeCell, have been qualified by information set forth in a confidential disclosure schedule of LifeCell provided to KCI and Purchaser in connection with the execution of the Merger Agreement—the information contained in this disclosure letter modifies, qualifies and creates exceptions to the representations and warranties in the Merger Agreement;

•	will not survive consummation of the Merger;

•	may be intended not as statements of fact, but rather as a way of allocating the risk to one of the parties to the Merger Agreement if those statements turn out to be inaccurate; and

•	were made only as of the date of the Merger Agreement or such other date as is specified in the Merger Agreement.

Covenants

Conduct of Business.    The Merger Agreement obligates LifeCell, from the date of the Merger Agreement until the acceptance of any Shares by Parent or Purchaser or any of their affiliates pursuant to the Offer (the “Acceptance Time”), to conduct its operations according to its ordinary and usual course of business consistent with past practice, and to use its reasonable best efforts to preserve its present business organization intact, to keep available the services of its current officers, key employees and key consultants, and to maintain its goodwill and relations with customers, suppliers and other third parties who have significant business dealings with LifeCell. The Merger Agreement also contains specific restrictive covenants as to certain activities of LifeCell prior to the Acceptance Time which provide that LifeCell will not take certain actions without the prior written consent of KCI or otherwise as permitted by the Merger Agreement or required by Law including, among other things and subject to certain exceptions, amending any term of its capital stock, amending its certificate of incorporation or bylaws, issuing, encumbering or selling its securities, reclassifying or redeeming its securities, declaring or paying any dividends, incurring certain indebtedness, making material dispositions, increasing compensation or adopting new employee benefit plans, entering into severance or similar agreements, entering into or terminating certain material contracts, disposing of intellectual property rights, changing accounting policies or practices, making, revoking or amending any material tax elections, settling or compromising any material tax liability, settling litigation or claims, adopting a plan of complete or partial liquidation, merger or restructuring, performing actions that would impair the conditions to the Offer or the Merger from being satisfied, incurring any capital expenditures inconsistent with a pre-determined budget or agreeing to take any of the foregoing actions.

Stockholder Approval.    In the Merger Agreement, LifeCell has agreed, if required under the DGCL in order to consummate the Merger other than through a short-form merger pursuant to Section 253 of the DGCL, that, (i) in accordance with the DGCL, LifeCell’s certificate of incorporation and bylaws, LifeCell shall establish a record date (which will be as promptly as reasonably practicable following the consummation of the Offer) for, duly call, give notice of, convene and hold a special meeting of its stockholders as promptly as practicable after the consummation of the Offer, for the purpose of voting on the matters requiring the affirmative vote of holders of a majority of Shares entitled to be voted for the adoption of the Merger Agreement and, subject to certain provisions with respect to a Adverse Recommendation Change of the board of directors described in “No Solicitation” below, the LifeCell board of directors will advise and recommend unanimously to its stockholders that the stockholders of LifeCell adopt the Merger Agreement.

In connection with any such stockholder’s meeting, the Merger Agreement further obligates LifeCell, as promptly as reasonably practicable after the consummation of the Offer, to prepare and file with the SEC a preliminary proxy statement and all other proxy materials necessary for such meeting. Subject to certain exceptions described in “No Solicitation” below, LifeCell has agreed to use its reasonable best efforts to solicit proxies from its stockholders in favor of the adoption and approval of the Merger Agreement and the approval of the Merger.

Notwithstanding any provision of the Merger Agreement to the contrary, KCI and Purchaser have agreed in the Merger Agreement that, if KCI, Purchaser or any other subsidiary of KCI acquires at least 90% of the then outstanding Shares pursuant to the Offer, through exercise of the top-up option or otherwise, KCI, Purchaser and LifeCell shall take all necessary and appropriate action to cause the Merger to be effective as soon as practicable after such acquisition without a meeting of LifeCell stockholders, in accordance with Section 253 of the DGCL.

No Solicitation.    In the Merger Agreement, LifeCell has agreed it will not, and LifeCell will not authorize or permit its officers, directors or employees or other representatives to, directly or indirectly, (i) initiate, solicit or knowingly encourage (including by way of furnishing information or assistance), or knowingly induce, or take any other action designed to facilitate or may reasonably likely to lead to, an Acquisition Proposal (as defined below), (ii) enter into, continue or otherwise participate in any discussions or negotiations with, furnish any non-public information relating to LifeCell to, or otherwise cooperate in any way with, any Person (other than KCI or any of its affiliates or representatives) that is seeking to make, or has made, an Acquisition Proposal, (iii) fail to make, or withdraw or modify in any manner adverse to KCI, the Company Board Recommendation, or recommend, adopt or approve, or publicly propose to recommend, adopt or approve, any Acquisition Proposal (any of the foregoing in this clause (iii), an “Adverse Recommendation Change”), (iv) grant (other than to KCI or any of its affiliates or representatives) any waiver or release under any standstill or similar agreement, or (v) enter into any letter of intent or similar document or any understanding or agreement contemplating or otherwise relating to, or that is intended to or would reasonably be expected to lead to, any Acquisition Proposal. LifeCell further agreed to cease any existing discussions or negotiations with any persons with respect to any Acquisition Proposal and to use its commercially reasonable efforts to request the return or destruction of all confidential information provided by or on behalf of LifeCell after April 7, 2006 except to the extent it was provided in connection with an ongoing commercial relationship.

Notwithstanding the foregoing, before the acceptance for payment for Shares in connection with the Offer (and not thereafter) LifeCell may furnish information and participate in discussions or negotiations with any person making an unsolicited, written bona fide Acquisition Proposal that the LifeCell board of directors believes in good faith (after consultation with a financial advisor of nationally recognized reputation) constitutes or is reasonably likely to result in a Superior Proposal (as defined below), provided that: (a) LifeCell receives from such person an executed confidentiality agreement substantially similar to and not less restrictive than the confidentiality agreement between LifeCell and KCI; (b) the Acquisition Proposal was made after the date of the Merger Agreement and did not result from a breach of the obligations described under “No Solicitation” above (and as set forth in Section 5.2 of the Merger Agreement); and (c) the LifeCell board of directors determines in good faith, after consultation with its outside counsel, that the failure to take such action would reasonably be likely to constitute a violation of its fiduciary duties under applicable Law.

The Merger Agreement requires LifeCell to provide KCI promptly (in any event within 24 hours) after receipt of an Acquisition Proposal or any request for information or discussions or inquiries reasonably likely to lead to an Acquisition Proposal, with notice, including the identity of the person or group making the proposal, request, discussion or inquiry and the material terms and conditions thereof, and with a copy of all written materials provided in connection with such proposal, request, discussion or inquiry. The Merger Agreement also requires LifeCell to keep KCI informed in all material respects of the status and details of the Acquisition Proposal, request, discussion or inquiry and promptly to provide a copy of all subsequently provided written materials.

The Merger Agreement provides that, except as described below, LifeCell may not (i) fail to make, or withdraw or modify in any manner adverse to KCI, the Company Board Recommendation, or (ii) recommend, adopt or approve, or publicly propose to recommend, adopt or approve, any Acquisition Proposal.

The LifeCell board of directors may (i) make an Adverse Recommendation Change or (ii) terminate the Merger Agreement prior to the first acceptance of Shares pursuant to the Offer upon (A) LifeCell’s substantially concurrent entry into a definitive agreement for the consummation of a Superior Proposal and (B) payment of the Termination Fee (as described under “Fees and Expenses” below), provided that, in either case, the LifeCell board of directors determines in good faith, after consultation with its outside counsel, that the failure to take such action would reasonably be likely to constitute a violation of its fiduciary duties under applicable Law. LifeCell’s right to terminate the Merger Agreement under this provision is subject to (i) LifeCell providing at least three business days’ written notice to KCI and Purchaser of the Superior Proposal and (ii) KCI and Purchaser not making an offer at least as favorable to LifeCell’s stockholders as such Superior Proposal.

Under the Merger Agreement: “Acquisition Proposal” means (i) any bona fide proposal made by any Person (other than KCI, Purchaser or any affiliate thereof) relating to any direct or indirect acquisition or purchase of at least a 20% portion of the assets of LifeCell or of over 20% of any class of equity securities of LifeCell, (ii) any tender offer or exchange offer involving any class of equity securities of LifeCell, (iii) any merger, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction involving LifeCell, or (iv) any other transaction similar to any of the foregoing with respect to LifeCell, in each case other than any transactions to be effected pursuant to the Merger Agreement; and “Superior Proposal” means any bona fide written offer made by any Person (other than KCI, Purchaser or any affiliate thereof) that if consummated would result in such Person owning, directly or indirectly, more than 50% of the outstanding Shares (or of the shares of the surviving entity in a merger or the direct or indirect parent of the surviving entity in a merger) or all or substantially all of LifeCell’s assets, which the LifeCell board of directors determines in good faith, after consultation with a financial advisor of nationally recognized reputation and in light of all relevant circumstances and all terms and conditions of such Acquisition Proposal and the Merger Agreement or, if applicable, any proposal by KCI to amend the terms of the Merger Agreement, (x) is more favorable to LifeCell stockholders than the Offer, the Merger and the other transactions contemplated by the Merger Agreement, (y) is reasonably likely to be consummated on the terms so proposed and (z) to the extent financing is required, has financing that is fully committed or which the LifeCell board of directors determines in good faith (after consultation with a financial advisor of nationally recognized reputation) is reasonably capable of being timely financed by such third party.

Employee Benefits.    The Merger Agreement provides that as of the Effective Time, KCI will cause the surviving corporation to provide compensation and benefits to LifeCell employees for twelve months that are no less favorable in the aggregate than the levels of compensation and benefits provided or made available by LifeCell to LifeCell employees. KCI is also obligated to cause the surviving corporation to credit each LifeCell employee with full service or employment credit for purposes of eligibility and vesting under any and all employee compensation and incentive plans, and under all benefit plans, programs, policies or arrangements (including vacation and leave of absence policies). The Merger Agreement also provides that KCI will cause the surviving corporation to honor, in accordance with their terms, each existing employment, change in control, severance and termination protection plan, policy or agreement of or between LifeCell and any officer, director or employee of LifeCell disclosed to KCI, all existing obligations and/or accrued benefits under any employee benefit plan, policy, program or arrangement of LifeCell and except as provided in an individual employment agreement, all obligations and/or accrued benefits under all plans, programs or agreements of LifeCell that provide for bonuses.

Insurance and Indemnification.    In the Merger Agreement, KCI and Purchaser have agreed that the certificate of incorporation and bylaws of the surviving corporation in the Merger will contain provisions no less favorable to present or former LifeCell directors and officers than LifeCell’s certificate of incorporation and bylaws in effect as of April 7, 2008 with respect to indemnification, exculpation and advancement of expenses for acts or omissions existing or occurring at or prior to the Effective Time, which provisions shall not be amended, repealed or otherwise modified for a period of six years from the Effective Time in any manner that would affect adversely the rights of individuals who were directors, officers, employees or agents of the Company at or prior to the Effective Time, unless such modification shall be required by law. The Merger Agreement further provides that KCI has the right, but not the obligation, to purchase a six-year prepaid “tail policy” on terms and conditions (in both amount and scope) providing substantially equivalent benefits as LifeCell’s current policies of officers’ and directors’ liability insurance covering acts or omissions occurring at or prior to the Effective Time covering the transactions contemplated hereby. LifeCell also has the option to purchase a “tail policy.” If neither party has purchased a “tail policy” then KCI and the surviving corporation shall maintain LifeCell’s existing directors’ and officers’ insurance policy for a period not less than six years after the Effective Time, provided that KCI may substitute a policy of equivalent coverage and amount containing terms no less favorable to such former directors or officers. Under the terms of the Merger Agreement, such insurance coverage is required to be maintained only to the extent of coverage that can be maintained at an aggregate cost of not greater than 250 percent of the current annual premium for LifeCell’s directors’ and officers’ liability insurance coverage.

Regulatory Filings.    The parties to the Merger Agreement have agreed to cooperate with respect to determining whether any action by or in respect of, or filing with, any governmental entity is required, or any actions, consents, approvals or waivers are required to be obtained from any parties to any contracts or government contracts, in connection with the consummation of the transactions contemplated by the Merger Agreement.

As promptly as reasonably practicable after the date of the Merger Agreement, LifeCell, KCI and Purchaser have agreed to prepare and file all necessary documentation to comply with the notification and antitrust requirements under the HSR Act.

Notwithstanding anything in the Merger Agreement to the contrary, each of the parties to the Merger Agreement has agreed to promptly use all reasonable efforts to avoid the entry of any permanent, preliminary or temporary injunction or other order, decree, decision, determination or judgment that would delay, restrain, prevent, enjoin or otherwise prohibit consummation of the transactions contemplated by the Merger Agreement, including the defense through litigation on the merits of any claim asserted by any court, agency or other proceeding by any person or governmental entity, seeking to delay, restrain, prevent, enjoin or otherwise prohibit consummation of such transactions.

Stockholder Litigation.    In connection with any stockholder litigation which may be brought against LifeCell or its directors relating to any transaction contemplated by the Merger Agreement, LifeCell has agreed to give KCI the opportunity to participate in the defense or settlement of the litigation, whether commenced prior to or after the execution and delivery of the Merger Agreement. LifeCell has agreed not to settle or offer to settle in exchange for the payment of funds any litigation commenced prior to or after the date of the Merger Agreement without the prior written consent of KCI.

Takeover Laws.    LifeCell has agreed to take all actions necessary to render any anti-takeover laws inapplicable to KCI and Purchaser or any of the transactions contemplated by the Merger Agreement.

Notification of Certain Matters.    From and after the date of the Merger Agreement until the earlier of the Effective Time and the termination of the Merger Agreement, subject to applicable Law, each of LifeCell and KCI have agreed to promptly notify the other of the occurrence, or non-occurrence, of any event that would be likely to cause any condition to the obligations of any party to the Merger Agreement to effect the Offer and the Merger and the other transactions contemplated by the Merger Agreement not to be satisfied. LifeCell shall give KCI prompt notice of, or other communication relating to, a default or event which, with notice or lapse of time or both, would become a default under any material contract to which LifeCell is subject. Both LifeCell and KCI agree to give each other prompt written notice to the other party of (a) any notice or other communication from any third party alleging that the consent of such third party is or may required in connection with the transactions contemplated hereby, (b) any regulatory notice or other results of inspection from the FDA or any similar governmental entity or (c) any Company Material Adverse Effect. Notwithstanding anything in the Merger Agreement to the contrary, no such notification shall affect the representations, warranties or covenants of the parties or the conditions to the obligations of the parties hereunder.

Financial Information and Cooperation.    LifeCell has agreed to use its reasonable commercial efforts to cause its representatives to use their reasonable commercial efforts to cooperate and assist KCI and Purchaser with respect to the arrangement of KCI’s financing, provided that such cooperation or assistance does not interfere with LifeCell’s business and operations. Under the terms of the Merger Agreement, LifeCell is not (1) obligated to pay any commitment fee, (2) required to take on any liability or obligation under any loan agreement or related documents until the Closing or (3) incur any other liability in connection with the financing contemplated by KCI’s debt commitment letter, until Closing. LifeCell has also agreed to use its reasonable commercial efforts to provide, on a confidential basis, information or projections prepared by LifeCell relating to LifeCell and the transactions contemplated by the Merger Agreement, as well as to take part in other activities necessary to consummate the financing contemplated by KCI’s debt commitment letter.

KCI and Purchaser have agree to use all reasonable best efforts to consummate the financing on the terms and conditions set forth in the debt commitment letter as soon as practicable in accordance with the terms and conditions of Merger Agreement, including by (i) taking actions to enforce their rights (including, without limitation, commencing litigation) against the lenders and other persons providing the financing to fund such financing and (ii) using all reasonable best efforts to (A) maintain in effect the debt commitment letter, (B) satisfy on a timely basis all conditions applicable to KCI and Purchaser to obtaining the financing, (C) enter into definitive agreements with respect thereto on terms and conditions contained in the debt commitment letter, and (D) consummate the financing at or prior to the consummation of the Offer. KCI has agreed not to permit any amendment, supplement or other modification of, or waive any of its rights under, the debt commitment letter or any definitive agreements related to the financing, if such amendment, supplement, modification or waiver would be reasonably expected to prevent, delay or hinder KCI or Purchaser’s ability to consummate the Offer, the Merger or the other transactions contemplated by the Merger Agreement, in each case, without LifeCell’s prior written consent. KCI has agreed to promptly furnish to LifeCell a complete copy of any amendment, supplement or other modification to the debt commitment letter and a full description of any waiver of KCI’s rights under the debt commitment letter, as applicable.

In the event that any portion of the financing becomes unavailable in the manner or from the sources contemplated in the debt commitment letter, KCI has agreed to (A) promptly notify LifeCell, and (B) use all reasonable best efforts to obtain alternative financing from alternative sources, on terms, taken as whole, that are not materially less beneficial to KCI than those contemplated by the debt commitment letter, would not involve any material conditions to funding the debt financing that are not contained in the debt commitment letter and would not reasonably be expected to prevent, materially impede or materially delay the consummation of the

Offer, the Merger or the other transactions contemplated by the Merger Agreement, as promptly as practicable following the occurrence of such event but in no event later than the first date on which any payment for Shares is required to be made by KCI in respect of the Offer or the Merger, including entering into definitive agreements with respect thereto. In the event that alternative financing shall be secured pursuant to the foregoing, KCI and Purchaser have agreed to comply with the covenants in the preceding paragraph with respect to such alternative financing and to promptly furnish to LifeCell the debt commitment letter and term sheet, including all exhibits, schedules or amendments thereto (or similar documents), with respect to such alternative financing.

Conditions to Consummation of the Merger.    Pursuant to the Merger Agreement, the respective obligations of KCI, Purchaser and LifeCell to consummate the Merger are subject to the satisfaction or waiver, where permissible, at or prior to the Effective Time, of the following conditions: (a) if required by the DGCL and Purchaser and LifeCell may not effect a short-form merger, the Merger Agreement shall have been adopted by the affirmative vote of holders of a majority of the outstanding Shares, (b) no statute, rule or regulation shall have been enacted or promulgated by any governmental entity which prohibits consummation of the Merger and there shall be no order or injunction of a court of competent jurisdiction in effect prohibiting consummation of the Merger and (c) Purchaser shall have purchased, or caused to be purchased, the Shares pursuant to the Offer.

Termination.    The Merger Agreement provides that it may be terminated, and the Offer and Merger may be abandoned, at any time prior to the Effective Time, whether before or after receipt of the LifeCell stockholders’ approval:

(a) by mutual written consent of KCI, Purchaser and LifeCell; or

(b) by either KCI or LifeCell if at any time prior to the purchase of Shares in the Offer, a court of competent jurisdiction or other governmental entity shall have issued an order or taken any other action permanently restraining, enjoining or otherwise prohibiting any of the transactions (including each of the Offer and the Merger), and such order or action shall become final an unappealable; or

(c) by either KCI or LifeCell if the Offer (as extended, if applicable) shall have expired or terminated without any shares being purchased therein, provided that if this event was principally caused by (A) LifeCell’s failure to perform any of its obligations under the Merger Agreement or the failure of a condition of the Offer (due to LifeCell’s representations and warranties not being true and correct or LifeCell’s breach or failure to perform its covenants under the Merger Agreement), then LifeCell will not have the right to terminate the Merger Agreement under this section, or (B) a failure of the Minimum Condition or any other condition of the Offer, in each case where such failure directly or indirectly resulted from or was principally caused by KCI’s or Purchaser’s breach of the Merger Agreement, then KCI shall not have such right to terminate the Merger Agreement; or

(d) by either KCI or LifeCell if the Offer shall not have consummated by August 1, 2008 (the “Outside Date”), provided however that such right to terminate the Merger Agreement will not be available to any party whose willful breach of a representation or warranty of the Merger Agreement or whose failure to fulfill any obligation under the Merger Agreement has been the principal cause of, or resulted in, the failure of the Offer to be consummated on or before the Outside Date; or

(e) by KCI, prior to the purchase and payment for Shares in connection with the Offer, if (A) an Adverse Recommendation Change shall have occurred or (B) LifeCell’s board of directors shall have failed to publicly confirm the Company Board Recommendation within ten (10) business days of receipt of a written request by KCI that it do so after LifeCell receives or otherwise becomes aware of an Acquisition Proposal; or

(f) by KCI, prior to the purchase and payment for Shares in connection with the Offer, if LifeCell shall have breached or failed to perform any representation, warranty, covenant or other agreement contained in the Merger Agreement which (A) would give rise to the failure of certain conditions of the Offer (due to LifeCell’s representations and warranties not being true and correct or LifeCell’s breach or failure to perform its covenants under the Merger Agreement) and (B) is not cured or is incapable of being cured be the earlier of ten (10) days after the giving of written notice to KCI or the Outside Date; or

(g) by KCI, prior to the purchase and payment for Shares in connection with the Offer, if LifeCell shall have willfully and intentionally breached, in any material respect, its obligations described under “No Solicitation” above (Section 5.2 of the Merger Agreement); or

(h) by LifeCell, prior to the purchase and payment for Shares in connection with the Offer, if LifeCell enters into an agreement with respect to a Superior Proposal and in compliance with the obligations described in “No Solicitation” above (Section 5.2 of the Merger Agreement) (including payment to KCI of the LifeCell Termination Fee (as defined below) concurrently with such termination); or

(i) by LifeCell, prior to the purchase and payment for Shares in connection with the Offer, if KCI or Purchaser shall have breached or failed to perform any of the representations, warranties, covenants or agreements contained in the Merger Agreement which (A) would reasonably be expected to have a material adverse effect on KCI’s or Purchaser’s ability to consummate the transactions contemplated by the Merger Agreement and (B) is not cured or is incapable of being cured by the earlier of (1) ten (10) days after the giving of written notice to KCI or (2) the Outside Date; or

(j) by LifeCell, prior to the purchase and payment for Shares in connection with the Offer, if (A) certain conditions to the Offer have been satisfied or waived and (B) the Offer shall have been expired or terminated without any Shares being purchased therein; or

(k) by LifeCell, prior to the purchase and payment for Shares in connection with the Offer, if the financing contemplated by KCI’s commitment letter shall expire, terminate or otherwise become unavailable and Purchaser shall have failed to obtained financing from alternative sources within ten (10) business days after the expiration, termination or unavailability and KCI shall not then be performing in accordance with its obligations under the Merger Agreement to seek alternative financing.

Fees and Expenses.    Except as described below with respect to the LifeCell Termination Fee or the KCI Termination Fee, each party to the Merger Agreement will bear its own expenses in connection with the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer.

LifeCell has agreed to pay KCI a termination fee of $50,000,000 (the “LifeCell Termination Fee”) in the event that the Merger Agreement is terminated solely as follows: (i) if KCI terminates the Merger Agreement under the circumstances described in subparagraphs (e) and (g) under “Termination” above, (ii) if LifeCell terminates the Merger Agreement under circumstances described in subparagraph (h) under “Termination” above or (iii) if (A) KCI or LifeCell terminates the Merger Agreement under the circumstances described in subparagraphs (c), (d), or (f) under “Termination” above, (B) prior to termination of the Merger Agreement pursuant to subparagraphs (c), (d), or (f) under “Termination” above, a person shall have made or publicly announced an Acquisition Proposal that was not bona fidely and irrevocably withdrawn at the time of termination and (C) within twelve months after any such termination either (1) LifeCell enters into an agreement with respect to an Acquisition Proposal or (2) an Acquisition Proposal is consummated. For purposes of clause (iii) of the preceding sentence, “Acquisition Proposal” shall have the meaning ascribed thereto in “No Solicitation” above, except that references in the definition of “Acquisition Proposal” to “20%” shall instead by deemed to refer to “50%”

KCI has agreed to pay LifeCell a termination fee of $50,000,000 (the “KCI Termination Fee”) in the event that the Merger Agreement is terminated solely as follows: (i) if either KCI or LifeCell shall have terminated the Merger Agreement under the circumstances described in subparagraphs (c) or (d) under “Termination” above and at the time of such termination certain conditions of the Offer have been satisfied or waived or (ii) LifeCell shall have terminated the Merger Agreement under the circumstances described in subparagraphs (j) or (k) under “Termination” above.

Amendment.    The Merger Agreement provides that it may be amended by the parties to the Merger Agreement at any time before the Effective Time (subject in the case of LifeCell to certain actions requiring the approval of directors not designated by KCI as described under “Directors” above) if, but only if, such amendment or waiver is in writing and is signed by each party to the Merger Agreement; provided that after the requisite approval of LifeCell’s stockholders, without the further approval of LifeCell’s stockholders, no such amendment shall be made or given that requires the approval of LifeCell’s stockholders under the DGCL unless the required approval is obtained.

Specific Performance.    The parties have agreed that a breach of the Merger Agreement would irreparably and immediately harm the non-breaching party and, accordingly, that the non-breaching party will be entitled, in addition to any other remedy to which it may be entitled, to compel specific performance of the Merger Agreement and to injunctive relief. In particular, and without limiting the general right described in the preceding sentence, the parties agreed in the Merger Agreement that LifeCell will be entitled to enforce specifically the terms and provisions of the Merger Agreement to prevent breaches of or enforce compliance with those covenants of KCI or Purchaser that require KCI or Purchaser to (i) use its reasonable best efforts to obtain the debt financing necessary to consummate the transactions contemplated by the Merger Agreement (as described above under “Financial Information and Cooperation”) and to satisfy the conditions to the Offer and (ii) consummate the transactions contemplated by the Merger Agreement, if in the case of this clause (ii), the debt financing (or any alternative financing obtained in accordance with the Merger Agreement) is available to be drawn down by KCI or Purchaser pursuant to the terms of the applicable agreements but is not so drawn down solely as a result of KCI or Purchaser failing to do so. The parties have further agreed that LifeCell’s pursuit of specific performance at any time will not be deemed an election of remedies or waiver of the right to pursue any other right or remedy to which LifeCell may be entitled, including the right to pursue remedies for liabilities or damages incurred or suffered by the Company in the case of a breach of the Merger Agreement involving fraud or willful or intentional misconduct or the KCI Termination Fee (as described above under the heading “Fees and Expenses”).

Confidentiality Agreement.    On February 8, 2008, KCI and LifeCell executed a confidentiality agreement (the “Confidentiality Agreement”). As a condition to being furnished certain information by LifeCell, KCI agreed (subject to limited exceptions) to keep such information confidential for a period of three years from the date of the Confidentiality Agreement unless otherwise required by law, and not to use such information for any purpose other than in connection with evaluating a potential transaction with LifeCell. KCI also agreed, among other things, that, without LifeCell’s consent, for a period of eighteen months after the date of the Confidentiality Agreement, KCI will not, directly or indirectly, alone or in concert with others, acquire or propose to acquire any securities or assets of LifeCell, participate in any solicitation of proxies to vote any securities of LifeCell, or offer or propose any extraordinary transaction involving control of LifeCell. KCI further agreed that, for a period of two years from the date of the Confidentiality Agreement, subject to specified exceptions, it would not offer to hire or hire any person currently or formerly employed by LifeCell with whom KCI has had contact during the period of its investigation of LifeCell as a result of the disclosure of confidential information pursuant to the agreement. The foregoing summary is qualified in its entirety by reference to the complete text of the Confidentiality Agreement, which is filed as an exhibit to the Schedule TO and is incorporated herein by reference.

Effects of Inability to Consummate the Merger.    If, following the consummation of the Offer, the Merger is not consummated for any reason (see—“The Merger Agreement—Conditions to Consummation of the Merger”), KCI, which indirectly owns 100 percent of the common stock of Purchaser, will indirectly control the number of Shares acquired by Purchaser pursuant to the Offer, as well as any other Shares held by KCI or its subsidiaries. Under the Merger Agreement, effective upon Purchaser’s acceptance of Shares for payment pursuant to the Offer, and from time to time thereafter, subject to Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder, LifeCell has agreed to use its reasonable best efforts to cause a pro rata portion (based on the percentage of outstanding shares acquired by Purchaser) of the directors of LifeCell to consist of persons designated by KCI (see “The Merger Agreement—Directors”). As a result of its ownership of such Shares and right to designate nominees for election to the board of directors of LifeCell, KCI indirectly will be able to control decisions of the board of directors of LifeCell and the decisions of Purchaser as a stockholder of LifeCell (except in the circumstances described under the heading “Directors”). This concentration of control in one stockholder may adversely affect the market value of the Shares.

If KCI controls more than 50 percent of the outstanding Shares following the consummation of the Offer but the Merger is not consummated, stockholders of LifeCell, other than those affiliated with KCI, will lack sufficient voting power to elect directors or to cause other actions to be taken which require majority approval.

12.    Source and Amount of Funds

As described in Section 13—“Conditions of the Offer,” the Offer is subject to a financing condition. Purchaser will need approximately $2.0 billion to purchase all Shares validly tendered in the Offer (and not withdrawn), to cash out restricted stock units and options to acquire Shares, to pay fees and expenses related to the Offer and the Merger and to complete the Merger and to pay the consideration in respect of Shares converted in the Merger into the right to receive the Merger Consideration.

KCI expects to fund all these payments through a loan from KCI to Purchaser. KCI expects to fund the loan through a combination of available cash, the proceeds of a $600.0 million private offering of convertible debt securities (as described below) and the proceeds of debt financing through borrowings under a $1,000.0 million term loan credit facility and a $300.0 million revolving credit facility, pursuant to the terms of its debt commitment letter from Bank of America, N.A., Banc of America Securities LLC, JPMorgan Chase Bank, N.A. and J.P. Morgan Securities Inc.

Pursuant to the Merger Agreement, KCI and Purchaser are obligated to use all reasonable best efforts to obtain the debt financing described below as soon as practicable. In the event that any portion of the debt financing becomes unavailable on the terms contemplated in the debt commitment letter, each of KCI and Purchaser are obligated to use all reasonable best efforts to obtain alternative financing from alternative sources, on terms, taken as a whole, that are not materially less beneficial to KCI than those contemplated by the debt commitment letter, would not involve any material conditions to funding the debt financing that are not contained in the debt commitment letter and would not reasonably be expected to prevent, materially impede or materially delay the consummation of the Offer, the Merger or the other transactions contemplated by the Merger Agreement, as promptly as practicable.

No alternative financing arrangements or alternative financing plans have been made in the event that the financing arrangements described below are not available as anticipated.

Convertible Note Offering

On April 21, 2008, KCI expects to close an offering of $600 million aggregate principal amount of 3.25% convertible senior notes due 2015 made to qualified institutional buyers pursuant to Rule 144A promulgated under the Securities Act of 1933, as amended (the “Securities Act”). KCI has also granted an option to the initial purchasers of the notes to purchase up to an additional $90 million aggregate principal amount of notes to cover over-allotments. The over-allotment option is exercisable during the 13-day period beginning on the closing date. The coupon on the notes will be 3.25% per year on the principal amount. Interest will accrue from April 21, 2008, and will be payable semi-annually in arrears on April 15 and October 15 of each year, beginning October 15, 2008. The notes will mature on April 15, 2015, unless previously converted or repurchased in accordance with their terms. The notes are not redeemable by KCI prior to the maturity date. Upon conversion, holders will receive cash up to the aggregate principal amount of the notes being converted and shares of KCI common stock in respect of the remainder, if any, of KCI’s conversion obligation in excess of the aggregate principal amount of the notes being converted. The initial conversion rate for the notes is 19.4764 shares of KCI common stock per $1,000 principal amount of notes, which is equivalent to an initial conversion price of approximately $51.34 per share of common stock and represents a 27.5% conversion premium over the last reported sale price of KCI’s common stock on April 15, 2008 (the day of pricing of the notes), which was $40.27 per share. In connection with the offering, KCI entered into convertible note hedge and warrant transactions with financial institutions that are affiliates of two of the offering’s initial purchasers to increase the effective conversion price of the notes to approximately $60.41, which is approximately 50% higher than the closing price of KCI’s common stock on April 15, 2008.

KCI intends to use a portion of the net proceeds from the offering to pay the estimated $42.3 million cost of the convertible note hedge transactions, taking into account the proceeds to KCI from the warrant transactions, and to use the balance of the net proceeds to fund a portion of the purchase price of the proposed acquisition of LifeCell, repay certain indebtedness of KCI, provide ongoing working capital and provide for other general corporate purposes of the combined company.

Debt Financing

KCI has received a debt commitment letter, dated as of April 7, 2008, from Bank of America, N.A., Banc of America Securities LLC, JPMorgan Chase Bank, N.A. and J.P. Morgan Securities Inc. (collectively, the “Commitment Parties”), pursuant to which, subject to the conditions set forth therein, in connection with the Offer and the Merger, the Commitment Parties have severally, but not jointly, committed to provide a $1,000.0 million term loan credit facility and a $300.0 million revolving credit facility. The debt commitment letter originally provided for a $1,000.0 million Term A credit facility and a $600.0 million Term B credit facility, but as a result of the convertible note offering described above, the term loan commitment is now $1,000.0 million. The documentation governing the term loan credit facility and the revolving credit facility has not been finalized and, accordingly, the actual terms of such facilities may differ from those described in this offer to purchase.

Conditions Precedent to the Debt Financing. The availability of the initial funding under the debt financing is subject to the satisfaction or waiver of a number of conditions, including, without limitation:

•

Bank of America, N.A. and J.P. Morgan Securities Inc. (the “Lead Arrangers”) not becoming aware of any material information or other material matter, in each case with respect to the business (including assets and liabilities), results of operations or financial condition of KCI and LifeCell as they existed on April 7, 2008, that in their reasonable determination (x) is materially inconsistent with the information (including financial information and projections) previously provided or disclosed to the Lead Arrangers by KCI, including through public filings and other public disclosure by KCI and LifeCell, (y) is materially adverse to the interests of the lenders and (z) materially and adversely affects the ability of the Lead Arrangers to syndicate the debt financing;

•	the execution and delivery of definitive documentation with respect to each facility consistent with the terms set forth in the summary of terms set forth in the debt commitment letter;

•

the Offer Documents (as defined in the Merger Agreement) shall have been provided to the Lead Arrangers prior to the commencement of the Offer (or, in the case of any amendments, supplements or other modifications that are to be filed after the commencement of the Offer, prior to the filing thereof), and the terms and conditions thereof shall be in form and substance as is usual and customary for transactions of this type. All material aspects of the Offer shall have been consummated in accordance with the description thereof in the Offer Documents. The Offer Documents shall not have been altered, amended or otherwise changed or supplemented, in each case in any respect that could reasonably be expected to have a material adverse effect on the interests of the lenders or on the ability of the Lead Arrangers to syndicate the debt financing, without the prior written consent of the Lead Arrangers. Without limitation of the foregoing, the Offer Price (as defined in the Merger Agreement) shall not exceed an amount to be mutually agreed upon by KCI and the Lead Arrangers;

•	Purchaser shall have accepted for payment, pursuant to the Offer, Shares representing at least the Minimum Condition;

•

the representations and warranties of LifeCell in Section 3.6 (Required Vote) and 3.27 (State Takeover Statutes) of the Merger Agreement shall be true and correct on and as of the date of the debt commitment letter and the date of funding;

•

the lenders shall have received customary opinions, reasonably satisfactory to the Lead Arrangers, of counsel to KCI and of appropriate customary local and special counsel and such corporate resolutions, certificates and other documents as the Lead Arrangers shall reasonably require;

•

receipt of all governmental, shareholder and material third party consents and approvals necessary in connection with the Offer and expiration of all applicable waiting periods (including, without limitation, the expiration or termination of the requisite waiting period under the HSR Act) without any action being taken by any governmental authority that would reasonably be expected to restrain or prevent the Offer or that would reasonably be expected to impose any material limitations on KCI’s or LifeCell’s ownership or operation of all or a material portion of their businesses or assets, and no law or regulation shall be applicable which would reasonably be expected to have any such effect on KCI, LifeCell or the Offer. All loans made by the lenders to KCI or any of its affiliates shall be in full compliance with the Federal Reserve’s Margin Regulations;

•

the Lead Arrangers and the lenders shall have received: (i) unaudited financial statements of LifeCell, prepared in accordance with GAAP, for each three-month period ending on the last day of any interim quarterly periods which have ended since the most recent such audited financial statements and at least 45 days prior to the closing of the Offer, and pro forma consolidated financial statements as to KCI and LifeCell giving effect to all elements of the transactions to be effected on or before the closing of the Offer and the Merger for the most recently completed fiscal year and the period commencing with the end of the most recently completed fiscal year and ending with the most recently completed quarter (at least 45 days prior to the closing of the Offer), which in each case, (x) shall not be materially inconsistent with the information provided prior to the execution of the debt commitment letter and (y) shall meet the requirements in all material respects of Regulation S-X under the Securities Act of 1933, as amended, and all other accounting rules and regulations of the SEC promulgated thereunder; (ii) forecasts prepared by management of KCI and LifeCell in good faith on the basis of the assumptions stated therein, each in form consistent with the forecasts previously provided to the Lead Arrangers, of balance sheets, income statements and cash flow statements on a quarterly basis for the first year following the closing of the Offer and on an annual basis for each year thereafter during the term of the facilities; and (iii) a certificate of the chief financial officer of KCI to the effect (A) the pro-forma ratio of total debt of KCI, LifeCell and their respective subsidiaries as of the closing of the Offer to the consolidated adjusted EBITDA of KCI, LifeCell and their consolidated subsidiaries for the twelve-month period ending on the last day of the most recent fiscal quarter ended at least 45 days prior to the closing of the Offer (which pro-forma ratio shall be calculated reflecting the transactions on a pro-forma basis) was not greater than 3.25 to 1.0, (B) that the pro-forma financial statements delivered pursuant to clause (i) above and the forecasts delivered pursuant to clause (ii) above were prepared in good faith on the basis of the assumptions stated therein, which assumptions were believed by management of KCI and LifeCell to be reasonable at the time prepared and (C) there shall be no less than $150.0 million of unfunded availability under the revolving credit facility on the closing of the Offer after giving effect to the transactions occurring on such date;

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the lenders shall have received customary certification as to the solvency of KCI and LifeCell on a consolidated basis (after giving effect to the consummation of the transactions contemplated by the Merger Agreement and the incurrence of indebtedness related thereto) from the chief financial officer of KCI;

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the final terms and conditions of each aspect of the transactions, including, without limitation, all tax aspects thereof, shall be substantially as described in the debt commitment letter and the Merger Agreement and otherwise consistent with the description thereof received in writing as part of the pre-commitment information or, to the extent not otherwise described in the debt commitment letter or in such pre-commitment information, otherwise reasonably satisfactory to the Lead Arrangers. The Merger Agreement dated as of the date of the debt commitment letter (as delivered to the Lead Arranger and including the schedules and exhibits thereto) shall not have been altered, amended or otherwise changed or supplemented, except in each case to the extent that any such alteration, amendment, change or supplement could not reasonably be expected to have a material adverse effect on the interests of the lenders or on the ability of the Lead Arrangers to syndicate the debt financing, without the prior written consent of the Lead Arrangers. No Company Material Adverse Effect (as defined in the Merger Agreement as in effect on the date of the debt commitment letter and in the form delivered to the Lead Arrangers without amendment or other modification) shall have occurred;

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each of the term loan credit facility and the revolving credit facility will be rated by each of Moody’s and S&P not more than 10 business days after the date on which the first public announcement of the transaction is made. The Lead Arrangers shall not be required to execute and deliver the definitive documentation for the debt financing prior to the date which is 30 business days after the date on which the first public announcement of the transaction is made;

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all accrued fees of the Lead Arrangers, the administrative agent, the collateral agent and the lenders, and all expenses set forth in the “Expenses” section of the term sheet to the debt commitment letter for which invoices have been provided to KCI on or prior to the closing of the Offer, shall have been paid;

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except as otherwise agreed by the Lead Arrangers, there shall not be any offering, placement or arrangement of any debt or equity securities or bank financing by or on behalf of KCI or LifeCell that could reasonably be expected to compete with the syndication of, and materially disrupt or materially interfere with, the orderly syndication of the debt financing; and

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each Initial Lender (as defined in the debt commitment letter) shall have provided its commitment percentage of the debt financing as provided in paragraph one of debt commitment letter; provided, that the failure of any Initial Lender (a “Defaulting Lender”) to provide any portion of its commitment percentage of the debt financing shall not (x) relieve any Commitment Party (including, without limitation, a Defaulting Lender) of any of its obligations under the debt commitment letter or (y) result in a termination of the debt commitment letter.

A copy of the debt commitment letter has been filed as an exhibit to the Schedule TO. Reference is made to such exhibit for a more complete description of the terms and conditions of the commitments, and such exhibit is incorporated herein by reference.

Interest Rates. The interest rates per annum applicable to the debt financing (other than in respect of swingline loans) will be LIBOR plus the Applicable Margin (as hereinafter defined) or, at the option of KCI, the Base Rate (to be defined as the higher of (y) the Bank of America prime rate and (z) the Federal Funds rate plus 0.50%) plus the Applicable Margin. The Applicable Margin means (i) until the delivery of KCI’s and LifeCell’s financial statements for the first full fiscal quarter ending after the closing of the Offer, 3.25% per annum, in the case of LIBOR advances, and 2.25% per annum, in the case of Base Rate advances, and (ii) thereafter, a percentage per annum to be determined in accordance with a pricing grid to be agreed based on the Leverage Ratio (as defined and computed as set forth below under “Financial Covenants”, the “Leverage Ratio”). Each swingline loan shall bear interest at the Base Rate plus the Applicable Margin for Base Rate loans under the revolving credit facility.

With respect to the interest rate per annum applicable to advances under the term loan credit facility, LIBOR shall be subject to a floor of 3.25%.

KCI may select interest periods of one, two, three or six months for LIBOR advances or, upon consent of all of the lenders under the applicable facility, such other period that is twelve months or less, subject to availability. Interest shall be payable at the end of the selected interest period, but no less frequently than quarterly.

During the continuance of any event of default under the loan documentation, the Applicable Margin on obligations owing under the loan documentation shall increase by 2.00% per annum (subject, in all cases other than a default in the payment of principal when due, to the request of the required lenders).

Fees. A commitment fee for the revolving credit facility shall be payable on the unused portion of the revolving credit facility at a rate equal to (i) until the delivery of the companies’ financial statements for the first full fiscal quarter ending after the closing of the Offer, 0.50% per annum, and (ii) thereafter, a percentage per annum to be determined in accordance with pricing grid to be agreed based on the Leverage Ratio, such fee to be payable quarterly in arrears and on the date of termination or expiration of the commitments. Swingline loans will not be considered utilization of the revolving credit facility for purposes of this calculation.

Commencing on the closing of the Offer, a delayed draw term commitment fee shall be payable on the unfunded commitments under the term loan credit facility at a per annum rate equal to 50% of the Applicable Margin as in effect from time to time.

Letter of credit fees on a per annum basis equal to the Applicable Margin from time to time on LIBOR advances under the revolving credit facility will be payable quarterly in arrears and shared proportionately by the lenders under the revolving credit facility. In addition, a fronting fee will be payable to the issuing bank for its own account in an amount equal to 0.125% per annum of the maximum amount available to be drawn under such letter of credit, payable quarterly in arrears. Both the letter of credit fees and the fronting fees will be calculated on the amount available to be drawn under each outstanding letter of credit. In addition, customary administrative, issuance, processing, amendment, payment, negotiation and other similar charges of each issuing bank will be payable to such issuing bank for its own account.

Mandatory Pre-Payments and Commitment Reductions. Subject to the application of payments set forth below, loans under the term loan credit facility and the revolving credit facility shall be prepaid in amounts equal to:

(a) within 90 days after the end of each fiscal year of KCI (commencing with the fiscal year ending December 31, 2008 and for such year adjusted to exclude periods prior to the closing of the Offer), 50% of Excess Cash Flow (to be defined in the loan documentation in a mutually satisfactory manner) of KCI and its domestic subsidiaries, with step downs to (i) 25% based upon achievement of a Leverage Ratio that is less than 1.50x and (ii) 0% based upon achievement of a Leverage Ratio that is less than 1.25x.

(b) 100% of all net cash proceeds (i) from sales or other dispositions of property and assets of KCI and its domestic subsidiaries (excluding (x) sales of inventory in the ordinary course of business, (y) sales of margin stock (other than Stock Sale Proceeds as defined below) owned by KCI or any of its subsidiaries to the extent that the value of margin stock owned by KCI and its subsidiaries exceeds 33-1/3% of the value of all other assets of KCI and its subsidiaries that are not deemed excluded assets for the purposes of calculating net cash proceeds of sales or dispositions of property or assets) and (z) other exceptions to be agreed in the loan documentation) and (ii) of casualty proceeds and condemnation awards, subject, in all cases, to 100% reinvestment provisions for 180 days thereafter and thresholds and other exceptions to be agreed.

(c) 50% of the net cash proceeds from the issuance after the closing of the Offer of additional equity interests in or other capital contributions to KCI, with exclusions for equity interests issued in connection with equity compensation plans and with other exceptions to be agreed.

(d) 100% of all net cash proceeds from the issuance or incurrence after the closing of the Offer of debt of KCI or any of its domestic subsidiaries, with exceptions to be agreed.

Mandatory prepayments shall be applied to the ratable repayment of the term loan credit facility and shall ratably reduce the subsequent scheduled amortization payments on the term loan credit facility; provided that, at KCI’s election, mandatory prepayments may first be applied to the next four quarterly scheduled amortization payments of the term loan credit facility following the date of such prepayment, in forward order of maturity.

Mandatory prepayments shall be made together with reimbursement for any funding losses and redeployment costs of the lenders resulting from repayment of LIBOR advances other than at the end of the applicable interest periods, but otherwise without premium or penalty.

Optional Pre-Payments and Commitment Reductions. The term loan credit facility and the revolving credit facility may be prepaid at any time in whole or in part without premium or penalty, except that any prepayment of LIBOR advances other than at the end of the applicable interest periods shall be made with reimbursement for any funding losses and redeployment costs of the lenders resulting therefrom. The unutilized portion of any commitment under the term loan credit facility or the revolving credit facility may be reduced or terminated by KCI at any time without premium or penalty.

Guarantees and Security. The obligations of KCI will be guaranteed by each of the existing and future direct and indirect domestic subsidiaries of KCI (the “Guarantors”) except for LifeCell prior to the consummation of the Merger. If certain subsidiaries can guaranty a portion (but not all) of the obligations of KCI, then guarantees will be delivered for such portion. All guarantees will be guarantees of payment and not of collection.

KCI and each of the Guarantors shall grant the collateral agent, for the benefit of the lenders, valid and perfected first priority (subject to certain exceptions to be set forth in the loan documentation) liens and security interests in (i) all present and future shares of capital stock of (or other ownership or profit interests in) each of KCI’s present and future subsidiaries, (ii) all present and future intercompany debt owing to KCI and each Guarantor, (iii) all of the present and future property and assets, real and personal, of KCI and each Guarantor and (iv) all proceeds and products of the property and assets described in clauses (i), (ii) and (iii) above.

Other Terms. The term loan credit facility and revolving credit facility will contain customary representations and warranties, affirmative and negative covenants and events of default applicable to KCI and its subsidiaries.

13.    Conditions of the Offer

Notwithstanding any other provisions of the Offer, and in addition to (and not in limitation of) the Purchaser’s right to extend and amend the Offer at any time in its sole discretion (subject to the provisions of the Merger Agreement), the Purchaser shall not be required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act (relating to the Purchaser’s obligation to pay for or return tendered Shares after termination or withdrawal of the Offer), pay for, and may delay the acceptance for payment of or, subject to the restriction referred to above, the payment for, any validly tendered Shares if by the expiration of the Offer (as it may be extended in accordance with the requirements of Section 1.1 of the Merger Agreement), (i) the Minimum Condition shall not be satisfied or (ii) at any time on or after the date of the Merger Agreement and prior to the Acceptance Time, any of the following events shall occur and be continuing:

(a) there shall be pending or threatened in writing any suit, action or proceeding by any governmental entity against KCI, Purchaser or LifeCell (i) seeking to restrain or prohibit KCI’s or the Purchaser’s ownership or operation (or that of any of their respective subsidiaries or affiliates) of all or a material portion of their or LifeCell’s businesses or assets, or to compel KCI or the Purchaser or their respective subsidiaries and affiliates to dispose of or hold separate any material portion of the business or assets of LifeCell, KCI or KCI’s subsidiaries, (ii) challenging the acquisition by KCI or the Purchaser of any Shares under the Offer, seeking to restrain or prohibit the making or consummation of the Offer or the Merger, or seeking to obtain from LifeCell, KCI or the Purchaser any material damages in connection with the Offer or the Merger, (iii) seeking to impose material limitations on the ability of the Purchaser, or render the Purchaser unable, to accept for payment, pay for or purchase some or all of the Shares pursuant to the Offer and the Merger or (iv) seeking to impose material limitations on the ability of the Purchaser or KCI to exercise full rights of ownership of the Shares, including, without limitation, the right to vote the Shares purchased by it on all matters properly presented to LifeCell’s stockholders;

(b) there shall be any law or order enacted, entered, enforced, promulgated or deemed applicable to the Offer or the Merger that is reasonably likely to result in any of the consequences referred to in clauses (i) through (iv) of paragraph (a) above;

(c) since the date of the Merger Agreement, there shall have occurred any effect, change, development, event or circumstance that, individually or in the aggregate, has had or would reasonably be expected to have a Company Material Adverse Effect;

(d)(i) any representation or warranty of LifeCell contained in Section 3.3(a) of the Merger Agreement (LifeCell’s Capitalization) shall not be true and correct in all respects (except for any de minimus inaccuracy), (ii) any of the representations and warranties of LifeCell in Section 3.3(b) of the Merger Agreement (Options and other Equity Awards granted by LifeCell), Section 3.3(c) of the Merger Agreement (LifeCell Stockholder Agreements), Section 3.3(d) of the Merger Agreement (LifeCell Dividends and Distributions), Section 3.4 of the Merger Agreement (Authorization), Section 3.5 of the Merger Agreement (LifeCell Board Approvals), Section 3.6 of the Merger Agreement (Required Vote to Approve the Merger Agreement), Section 3.8(a) of the Merger Agreement (LifeCell’s SEC Documents and Financial Statements), Section 3.8(d) of the Merger Agreement (LifeCell’s Internal Controls), Section 3.8(e) of the Merger Agreement (LifeCell’s Disclosure Controls), Section 3.9(b) of the Merger Agreement (Absence of Certain Changes that would lead to a Material Adverse Change to LifeCell), Section 3.12(l) of the Merger Agreement (Validity of Payments under Certain Compensation Arrangements of LifeCell) or Section 3.24 of the Merger Agreement (Schedule 14D-9) that is qualified as to materiality or by reference to Company Material Adverse Effect or Company Material Adverse Change shall not be true and correct in all respects, or any such representation and warranty that is not so qualified shall not be true and correct in all material respects, in each case as of the date of the Merger Agreement and at all times prior to the consummation of the Offer as if made at and as of such time (except that any such representation or warranty that is made as of a specified date that is qualified as to materiality or by reference to Company Material Adverse Effect or Company Material Adverse Change shall be true and correct in all respects as of such specified date, and any such representation and warranty that is made as of a specified date that is not so qualified shall be true and correct in all material respects as of such specified date) or (iii) any other representation and warranty of LifeCell in the Merger Agreement (without regard to materiality or Company Material Adverse Effect or Company Material Adverse Change qualifiers contained therein) shall not be true and correct in all respects, as of the date of the Merger Agreement or at any time prior to the consummation of the Offer as if made at and as of such time (other than any such representation or warranty that is made as of a specified date, which shall be true and correct in all respects as of such specified date), except where the failure to be so true and correct, either individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect;

(e) LifeCell shall have breached or failed, in any material respect, to perform or to comply with any agreement or covenant to be performed or complied with by it under the Merger Agreement at or prior to the date of determination (it being understood that any willful and intentional breach of Section 5.2 of the Merger Agreement (No Solicitation) by LifeCell or any of its representatives shall be deemed to be a material breach for purposes of this condition);

(f)(i) the applicable waiting period (and any extension thereof) applicable to the Merger under the HSR Act shall not have expired or been terminated and (ii) all other consents, permits, notification and approvals of governmental entities in connection with the execution and delivery of the Merger Agreement and the consummation of the Offer and the Merger shall not have been obtained, except in the case of this clause (ii) where the failure to obtain such consent, permit, notification or approval, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect;

(g)(i) KCI’s debt financing (or any alternative financing obtained in accordance with the terms and conditions of Section 6.8(c) of the Merger Agreement) shall not be available for borrowing in connection with the consummation of the Offer or (ii) any portion of the remainder of such financing (or any alternative financing upon the terms and conditions of Section 6.8(c) of the Merger Agreement) will not be available at the Effective Time, in either case on terms, taken as a whole, that are not materially less beneficial to KCI and Purchaser; or

(h) the Merger Agreement shall have been terminated in accordance with its terms.

The foregoing conditions are for the sole benefit of KCI and the Purchaser and may be waived by KCI or the Purchaser in whole or in part at any time and from time to time in the sole discretion of KCI or the Purchaser, subject in each case to the terms of the Merger Agreement. The failure by KCI or the Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and, each such right shall be deemed an ongoing right which may be asserted at any time and from time to time.

14.    Dividends and Distributions

The Merger Agreement provides that from the date of the Merger Agreement to the Acceptance Time, LifeCell shall not, without the prior consent of KCI, declare, set aside or pay any dividends or make any other distribution (whether in cash, stock, property or otherwise) with respect to any of its capital stock. See Section 11—“Purpose of the Offer and Plans for LifeCell; Transaction Documents—The Merger Agreement—Covenants.”

15.    Certain Legal Matters

General.    Except as otherwise set forth in this Offer to Purchase, based on KCI’s and Purchaser’s review of publicly available filings by LifeCell with the Commission and other information regarding LifeCell, KCI and Purchaser are not aware of any licenses or other regulatory permits which appear to be material to the business of LifeCell and which might be adversely affected by the acquisition of Shares by Purchaser or KCI pursuant to the Offer or of any approval or other action by any governmental, administrative or regulatory agency or authority which would be required for the acquisition or ownership of Shares by Purchaser or KCI pursuant to the Offer. In addition, except as set forth below, KCI and Purchaser are not aware of any filings, approvals or other actions by or with any governmental authority or administrative or regulatory agency that would be required for KCI’s or Purchaser’s acquisition or ownership of the Shares. Should any such approval or other action be required, KCI and Purchaser currently expect that such approval or action, except as described below under “State Takeover Laws,” would be sought or taken. There can be no assurance that any such approval or action, if needed, would be obtained or, if obtained, that it will be obtained without substantial conditions; and there can be no assurance that, in the event that such approvals were not obtained or such other actions were not taken, adverse consequences might not result to LifeCell’s or KCI’s business or that certain parts of LifeCell’s or KCI’s business might not have to be disposed of or held separate. In such an event, we may not be required to purchase any Shares in the Offer. See Section 13—“Conditions of the Offer” and Section 11—“Purpose of the Offer and Plans for LifeCell; Transaction Documents—The Merger Agreement—Termination.”

U.S. Antitrust Compliance.    Under the HSR Act and the related rules and regulations that have been issued by the Federal Trade Commission (the “FTC”), certain transactions having a value above specified thresholds may not be consummated until specified information and documentary material (“Premerger Notification and Report Forms”) have been furnished to the FTC and the Antitrust Division of the Department of Justice (the “Antitrust Division”) and certain waiting period requirements have been satisfied.

It is a condition to Purchaser’s obligation to accept for payment and pay for Shares tendered pursuant to the Offer that the waiting period (and any extension thereof) applicable to the purchase of Shares pursuant to the Offer under the HSR Act shall have expired or been terminated. Under the HSR Act, the purchase of Shares in the Offer may not be completed until the expiration of a 15 calendar day waiting period following the filing by

KCI, as the ultimate parent entity of Purchaser, of a Premerger Notification and Report Form concerning the Offer with the FTC and the Antitrust Division, unless the waiting period is earlier terminated by the FTC and the Antitrust Division. If within the 15 calendar day waiting period either the FTC or the Antitrust Division were to issue a request for additional documentary material or information (a “Second Request”), the waiting period with respect to the Offer would be extended until ten calendar days following the date of substantial compliance by KCI with that request, unless the FTC or the Antitrust Division terminated the additional waiting period before its expiration. After the expiration of the ten calendar day waiting period, the waiting period could be extended only by court order or with consent of KCI. In practice, complying with a Second Request can take a significant period of time. If the HSR Act waiting period expired or was terminated, completion of the Merger would not require an additional filing under the HSR Act if Purchaser owns more than 50 percent of the outstanding Shares at the time of the Merger or if the Merger occurs within one year after the HSR Act waiting period applicable to the Offer expired or was terminated.

The FTC and the Antitrust Division frequently scrutinize the legality under the antitrust laws of transactions such as Purchaser’s proposed acquisition of LifeCell. At any time before or after Purchaser’s acceptance for payment of Shares pursuant to the Offer, if the Antitrust Division or the FTC believes that the Offer would violate the U.S. federal antitrust laws by substantially lessening competition in any line of commerce affecting U.S. consumers, the FTC and the Antitrust Division have the authority to challenge the transaction by seeking a federal court order enjoining the transaction or, if Shares have already been acquired, requiring disposition of such Shares, or the divestiture of substantial assets of Purchaser, LifeCell, or any of their respective subsidiaries or affiliates. U.S. state attorneys general and private persons may also bring legal action under the antitrust laws seeking similar relief or seeking conditions to the completion of the Offer. There can be no assurance that a challenge to the Offer on antitrust grounds will not be made or, if a challenge is made, what the result will be. If any such action is threatened or commenced by the FTC, the Antitrust Division or any state or any other person, Purchaser may not be obligated to consummate the Offer or the Merger. See Section 13—“Conditions of the Offer.”

KCI and Purchaser filed their Premerger Notification and Report Form on April 18, 2008.

Stockholder Approval.    Pursuant to Section 251 of the DGCL, the adoption of the Merger Agreement by the holders of at least a majority in voting interest of the outstanding capital stock of LifeCell is required prior to the consummation of the Merger. As described below, such approval is not required if the Merger is consummated pursuant to the short-form merger provisions of the DGCL. According to LifeCell’s restated certificate of incorporation, the Shares are the only securities of LifeCell that entitle the holders thereof to voting rights. If following the purchase of Shares by Purchaser pursuant to the Offer, Purchaser and its affiliates own more than a majority of the outstanding Shares, Purchaser will be able to effect the Merger without the affirmative vote of any other stockholder of LifeCell. KCI and Purchaser have agreed pursuant to the Merger Agreement that all Shares acquired pursuant to the Offer or otherwise owned by KCI or any of its subsidiaries will be voted in favor of adoption of the Merger Agreement.

Short-Form Merger.    The DGCL provides that if a parent company owns at least 90 percent of the outstanding shares of each class of stock of a subsidiary entitled to vote on a merger, the parent company can effect a short-form merger with that subsidiary without the action or approval of the other stockholders of the subsidiary. Accordingly, if as a result of the Offer, the top-up option granted to Purchaser pursuant to the Merger Agreement or otherwise, Purchaser directly or indirectly owns at least 90 percent of the outstanding Shares, KCI could, and (subject to the satisfaction or waiver of the conditions to its obligations to effect the Merger contained in the Merger Agreement) is obligated under the Merger Agreement to, effect the Merger without prior notice to, or any action by, any other stockholder of LifeCell if permitted to do so under the DGCL. Even if KCI and Purchaser do not own 90 percent of the outstanding Shares following consummation of the Offer, KCI and Purchaser could seek to purchase additional Shares in the open market, from LifeCell or otherwise in order to reach the 90 percent threshold and effect a short-form merger. The consideration per Share paid for any Shares so acquired, other than Shares acquired pursuant to the top-up option, may be greater or less than that paid in the Offer.

State Takeover Laws.    A number of states (including Delaware, where LifeCell is incorporated) have adopted takeover laws and regulations which purport, to varying degrees, to be applicable to attempts to acquire securities of corporations which are incorporated in such states or which have substantial assets, stockholders, principal executive offices or principal places of business therein. To the extent that certain provisions of certain of these state takeover statutes purport to apply to the Offer or the Merger, Purchaser believes that such laws conflict with federal law and constitute an unconstitutional burden on interstate commerce.

As a Delaware corporation, LifeCell is subject to Section 203 of the DGCL. In general, Section 203 of the DGCL would prevent an “interested stockholder” (generally defined in Section 203 of the DGCL as a person beneficially owning 15 percent or more of a corporation’s voting stock) from engaging in a “business combination” (as defined in Section 203 of the DGCL) with a Delaware corporation for three years following the time such person became an interested stockholder unless: (i) before such person became an interested stockholder, the board of directors of the corporation approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination; (ii) upon consummation of the transaction which resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owned at least 85 percent of the voting stock of the corporation outstanding at the time the transaction commenced (excluding for purposes of determining the number of shares of outstanding stock held by directors who are also officers and by employee stock plans that do not allow plan participants to determine confidentially whether to tender shares); or (iii) following the transaction in which such person became an interested stockholder, the business combination is (A) approved by the board of directors of the corporation and (B) authorized at a meeting of stockholders by the affirmative vote of the holders of at least 66 2/3 percent of the outstanding voting stock of the corporation not owned by the interested stockholder.

LifeCell has represented to KCI and Purchaser in the Merger Agreement that its board of directors has taken all necessary actions such that no restrictions contained in Section 203 of the DGCL will apply to KCI, Purchaser, the execution and delivery of the Merger Agreement, the Offer, the Merger or any other transactions contemplated by the Merger Agreement. Purchaser has not attempted to comply with any other state takeover statutes in connection with the Offer or the Merger. Purchaser reserves the right to challenge the validity or applicability of any state law allegedly applicable to the Offer, the Merger, the Merger Agreement or the transactions contemplated thereby, and nothing in this Offer to Purchase nor any action taken in connection herewith is intended as a waiver of that right. In the event that it is asserted that one or more takeover statutes apply to the Offer or the Merger, and it is not determined by an appropriate court that such statute or statutes do not apply or are invalid as applied to the Offer, the Merger or the Merger Agreement, as applicable, Purchaser may be required to file certain documents with, or receive approvals from, the relevant state authorities, and Purchaser might be unable to accept for payment or purchase Shares tendered pursuant to the Offer or be delayed in continuing or consummating the Offer. In such case, Purchaser may not be obligated to accept for purchase, or pay for, any Shares tendered. See Section 13—“Conditions of the Offer.”

Appraisal Rights.    No appraisal rights are available to the holders of Shares in connection with the Offer. However, if the Merger is consummated, each holder of Shares at the Effective Time who has neither voted in favor of the Merger nor consented thereto in writing, and who otherwise complies with the applicable statutory procedures under Section 262 of the DGCL, will be entitled to receive a judicial determination of the fair value of the holder’s Shares (exclusive of any element of value arising from the accomplishment or expectation of the Merger) and to receive payment of such judicially determined amount in cash, together with such rate of interest, if any, as the Delaware court may determine for Shares held by such holder.

Any such judicial determination of the fair value of the Shares could be based upon considerations different than, or in addition to, the price paid in the Offer and the market value of the Shares. Stockholders should recognize that the value so determined could be higher or lower than the price per Share paid pursuant to the Offer or the per share price to be paid in the Merger. Moreover, LifeCell may argue in an appraisal proceeding that, for purposes of such a proceeding, the fair value of the Shares is less than the price paid in the Offer and the Merger.

The foregoing summary of the rights of dissenting stockholders under the DGCL does not purport to be a statement of the procedures to be followed by stockholders desiring to exercise any appraisal rights under Delaware law. The preservation and exercise of appraisal rights require strict and timely adherence to the applicable provisions of Delaware law which will be set forth in their entirety in the proxy statement or information statement for the Merger, unless the Merger is effected as a short-form merger, in which case they will be set forth in the notice of merger. The foregoing discussion is not a complete statement of law pertaining to appraisal rights under Delaware law and is qualified in its entirety by reference to Delaware law.

“Going Private” Transactions.    Rule 13e-3 under the Exchange Act is applicable to certain “going private” transactions and may under certain circumstances be applicable to the Merger. However, Rule 13e-3 will be inapplicable if (a) the Shares are deregistered under the Exchange Act prior to the Merger or another business combination or (b) the Merger or other business combination is consummated within one year after the purchase of the Shares pursuant to the Offer and the amount paid per Share in the Merger or other business combination is at least equal to the amount paid per Share in the Offer. Neither KCI nor Purchaser believes that Rule 13e-3 will be applicable to the Merger.

Certain Litigation.    Subsequent to the announcement of the Merger Agreement, on April 14, 2008, a purported stockholders class action complaint, captioned Richard Bauer v. LifeCell Corporation et al., was filed by a stockholder of LifeCell in the Chancery Division of the Superior Court of New Jersey in Somerset County, naming LifeCell, its directors and KCI as defendants. The complaint alleges causes of action against the defendants for breach of fiduciary duties in connection with the proposed acquisition of LifeCell by KCI and seeks relief including, among other things, (i) preliminary and permanent injunctions prohibiting consummation of the Offer and the Merger and (ii) payment of the plaintiff’s costs and expenses, including attorneys’ and experts’ fees. The lawsuit is in its preliminary stage. LifeCell and KCI believe that the lawsuit is without merit and intend to defend vigorously against it.

16.    Fees and Expenses

JPMorgan is acting as Dealer Manager in connection with the Offer. JPMorgan has provided certain financial advisory services to KCI in connection with the proposed acquisition of LifeCell, for which services JPMorgan will receive reasonable and customary compensation. JPMorgan and its affiliates have engaged in other transactions with, and from time to time have provided services for, us in the ordinary course of business, for which it has received reasonable and customary compensation. JPMorgan and its affiliates may also engage in such transactions or services in the future. JPMorgan has also been engaged as a lead arranger under the debt commitment letter, and one of its affiliates has committed as a lender thereunder. In addition, JPMorgan served as joint book-runner for our recently completed private offering of convertible senior notes, and one of its affiliates was an initial purchaser in connection with such offering. See Section 12—“Source and Amount of Funds—Convertible Note Offering.” KCI has also agreed to reimburse the Dealer Manager for certain reasonable expenses in connection with the Offer and to indemnify the Dealer Manager against certain liabilities, including certain liabilities under the U.S. federal securities laws. In the ordinary course of business, the Dealer Manager and its successors and affiliates may trade Shares for their own accounts and accounts of customers, and, accordingly, may at any time hold a long or short position in the Shares.

Purchaser has retained the Depositary and the Information Agent in connection with the Offer. Each of the Depositary and the Information Agent will receive customary compensation, reimbursement for reasonable out-of-pocket expenses, and indemnification against certain liabilities in connection with the Offer, including liabilities under the federal securities laws. As part of the services included in such retention, the Information Agent may contact holders of Shares by personal interview, mail, electronic mail, telephone, telex, telegraph and other methods of electronic communication and may request brokers, dealers, commercial banks, trust companies and other nominees to forward the Offer materials to beneficial holders of Shares.

Except as set forth above, Purchaser will not pay any fees or commissions to any broker or dealer or other person for soliciting tenders of Shares pursuant to the Offer. Brokers, dealers, commercial banks and trust companies will upon request be reimbursed by Purchaser for customary mailing and handling expenses incurred by them in forwarding the offering material to their customers.

17. Miscellaneous

Purchaser is not aware of any jurisdiction where the making of the Offer is prohibited by any administrative or judicial action pursuant to any valid state statute. If Purchaser becomes aware of any valid state statute prohibiting the making of the Offer or the acceptance of the Shares, Purchaser will make a good faith effort to comply with that state statute or seek to have such statute declared inapplicable to the Offer. If, after a good faith effort, Purchaser cannot comply with the state statute, Purchaser will not make the Offer to, nor will Purchaser accept tenders from or on behalf of, the holders of Shares in that state. In any jurisdiction where the securities, “blue sky” or other laws require the Offer to be made by a licensed broker or dealer, Purchaser will endeavor to make arrangements to have the Offer made on its behalf by the Dealer Manager or by one or more registered brokers or dealers licensed under the laws of such jurisdiction.

Purchaser and KCI have filed with the Commission the Schedule TO (including exhibits) in accordance with the Exchange Act, furnishing certain additional information with respect to the Offer and may file amendments thereto. The Schedule TO and any amendments thereto, including exhibits, may be examined and copies may be obtained from the Commission in the manner set forth in Section 9 under “Available Information.”

No person has been authorized to give any information or make any representation on behalf of KCI or Purchaser not contained in this Offer to Purchase or in the Letter of Transmittal and, if given or made, such information or representation must not be relied upon as having been authorized. Neither delivery of this Offer to Purchase nor any purchase pursuant to the Offer will, under any circumstances, create any implication that there has been no change in the affairs of KCI, Purchaser, LifeCell or any of their respective subsidiaries since the date as of which information is furnished or the date of this Offer to Purchase.

Leopard Acquisition Sub, Inc.

April 21, 2008

Schedule A

Information concerning members of the boards of directors and the executive officers of KCI and Purchaser

KCI

Set forth below are the name, business address, citizenship and current principal occupation or employment, and material occupations, positions, offices or employment for the past five years of each director and executive officer of KCI. Except as otherwise noted, positions specified are positions with KCI. Unless otherwise indicated, the business address of each person is c/o Kinetic Concepts, Inc., 8023 Vantage Drive, San Antonio, TX 78230.

Name	Principal Occupation or Employment	Citizenship
Board of Directors

Ronald W. Dollens, Chairman of the Board	Ronald W. Dollens became a director in 2000 and currently serves as Chairman of the Board. Mr. Dollens is retired as President and Chief Executive Officer of Guidant Corporation, a corporation that pioneers lifesaving technology for millions of cardiac and vascular patients worldwide. He served in that capacity from 1994 to 2005. Previously, he served as President of Eli Lilly and Company’s Medical Devices and Diagnostics Division from 1991 until 1994. Mr. Dollens currently serves on the boards of ABIOMED, Inc., Eiteljorg Museum, Regenstrief Foundation, Alliance for Aging Research and Butler University.	USA

Catherine M. Burzik, President and Chief Executive Officer	Catherine M. Burzik joined KCI as Director, President and Chief Executive Officer in November of 2006. Ms. Burzik previously served as the President of Applied Biosystems Group, a unit of Applera Corporation and a provider of tools for the life sciences, from August 2004, and Executive Vice President of Applied Biosystems Group from September 2003 to August 2004. Ms. Burzik also served as Senior Vice President of Applera Corporation from August 2004 to October 2006. Prior to Applied Biosystems, Ms. Burzik was President of Ortho-Clinical Diagnostics, Inc., a subsidiary of Johnson & Johnson that provides instruments, assays and consumables to the clinical laboratory and transfusion medicine markets, from 1998 to 2003, and General Manager of Johnson & Johnson’s Critikon business, a provider of medical equipment, from 1997 to 1998. Prior to that, Ms. Burzik was employed by Eastman Kodak Company, a leading international provider of imaging products and services, where she held various operations and marketing positions over 20 years. Ms. Burzik currently serves on the boards of trustees of Canisius College and Keck Graduate Institute of Applied Life Sciences.	USA

James R. Leininger, M.D., Chairman Emeritus	James R. Leininger, M.D. is the founder of KCI and served as Chairman of the Board of Directors from 1976 until 1997. From January 1990 to November 1994, Dr. Leininger served as President and Chief Executive Officer of KCI. From 1975 until October 1986, Dr. Leininger was also a director of the Emergency Department of the Baptist Hospital System in San Antonio, Texas. Dr. Leininger serves on a number of boards of private companies and charitable foundations.	USA

Name	Principal Occupation or Employment	Citizenship

John P. Byrnes	John P. Byrnes became a director in 2003. He has served as Chief Executive Officer of Lincare Holdings Inc., a home health care company, since January 1997 and as a director of Lincare since May 1997. Mr. Byrnes was appointed Chairman of the Board of Lincare Holdings Inc. in March 2000. Mr. Byrnes has been President of Lincare since June 1996. Prior to becoming President, Mr. Byrnes served Lincare in a number of capacities over a ten-year period. Mr. Byrnes currently serves on the board of U.S. Renal Care.	USA

Woodrin Grossman	Woodrin Grossman became a director in November of 2005. In June 2005, Mr. Grossman retired as partner and health care practice leader of PricewaterhouseCoopers after 37 years of service with the firm. With PricewaterhouseCoopers, Mr. Grossman served as the audit partner of audits of Fortune 500 and other companies. Mr. Grossman currently serves on the board of IPC The Hospitalist Company, Inc. Mr. Grossman served as Senior Vice President—Strategy and Development of Odyssey HealthCare Inc. from January 2006 to December 2007.	USA

Harry R. Jacobson, M.D.	Harry R. Jacobson, M.D. became a director in June 2003. Dr. Jacobson is Vice Chancellor for Health Affairs of Vanderbilt University, Nashville, Tennessee, a position he has held since 1997. He served as a director of Renal Care Group from 1995 to March 2006 and was Chairman of the Board of Renal Care from 1995 to 1997. Dr. Jacobson currently serves as a director of Health Gate Data Corp. and Merck & Co., Inc. He also currently serves as Professor of Medicine at Vanderbilt University Medical Center, a position he has held since 1985.	USA

N. Colin Lind	N. Colin Lind became a director in November 1997 pursuant to a voting agreement between KCI and various stockholders, including Blum Capital Partners, L.P., as a representative of Blum Capital Partners. Mr. Lind is the Managing Partner of Blum Capital Partners, L.P., a public strategic block and private equity investment firm he joined in 1986. Mr. Lind is currently a director of PRG-Schultz International and has previously been a director of three other public and seven venture capital-backed companies.	USA/Norway

David J. Simpson	David J. Simpson became a director in June 2003. Mr. Simpson served as Vice President, Chief Financial Officer and Secretary of Stryker Corporation, a worldwide medical products and services company from 1987 to 2002, and as Executive Vice President until his retirement in 2007. He had previously been Vice President and Treasurer of Rexnord Inc., a manufacturer of industrial and aerospace products and is currently a director of Regeneration Technologies, Inc.	USA

Name	Principal Occupation or Employment	Citizenship

C. Thomas Smith	C. Thomas Smith became a director in May 2003. Prior to his retirement in April 2003, Mr. Smith served as Chief Executive Officer and President of VHA Inc. since 1991. From 1977 to 1991, Mr. Smith was President of Yale-New Haven Hospital and President of Yale-New Haven Health Services Corp. From 1971 to 1976, he was Vice President and Executive Director of Hospitals and Clinics and a member of the board of trustees for Henry Ford Hospital in Detroit. From January 1987 until April 2003, Mr. Smith was a member of the VHA board. He also served on the boards of Novation, LLC and the Healthcare Leadership Council. Mr. Smith is a past Chairman of the American Hospital Association and the Council of Teaching Hospitals and a former member of the boards of the Association of American Medical Colleges, the International Hospital Federation, the Hospital Research and Educational Trust, the National Committee on Quality Healthcare, the Jackson Hole Group, Genentech, Inc., Neoforma, Inc., Horizon Health Corporation, CHG Healthcare Services, Inc. and Renal Care Group. He also currently serves on the boards of InPatient Consultants Management, Informatics Corporation of America and Advanced ICU Care.	USA

Donald E. Steen	Donald E. Steen became a director in 1998. Mr. Steen founded United Surgical Partners International, Inc. in February 1998 and served as its Chief Executive Officer until April 2004 and currently serves as Chairman of the board of United Surgical Partners. Mr. Steen served as Chairman of the board of AmeriPath, Inc. from April 2004 and as its Chief Executive Officer from July 2004 until June 2007. Mr. Steen served as President of the International Group of HCA from 1995 until 1997 and as President of the Western Group of HCA from 1994 until 1995. Mr. Steen founded Medical Care International, Inc., a pioneer in the surgery center business, in 1982.	USA

Executive Officers
Catherine M. Burzik, President and Chief Executive Officer	Catherine M. Burzik joined KCI as Director, President and Chief Executive Officer in November of 2006. Ms. Burzik previously served as the President of Applied Biosystems Group, a unit of Applera Corporation and a provider of tools for the life sciences, from August 2004, and Executive Vice President of Applied Biosystems Group from September 2003 to August 2004. Ms. Burzik also served as Senior Vice President of Applera Corporation from August 2004 to October 2006. Prior to Applied Biosystems, Ms. Burzik was President of Ortho-Clinical Diagnostics, Inc., a subsidiary of Johnson & Johnson that provides instruments, assays and consumables to the clinical laboratory and transfusion medicine markets, from 1998 to 2003, and General Manager of Johnson & Johnson’s Critikon business, a provider of medical equipment, from 1997 to 1998. Prior to that, Ms. Burzik was employed by Eastman Kodak Company, a leading international provider of imaging products and services, where she held various operations and marketing positions over 20 years. Ms. Burzik currently serves on the boards of trustees of Canisius College and Keck Graduate Institute of Applied Life Sciences.	USA

Name	Principal Occupation or Employment	Citizenship

Linwood A. Staub, President, Global V.A.C. Therapy	Linwood A. Staub joined KCI in July 2007 as President, Global V.A.C. Therapy. Mr. Staub held a number of roles with the Ethicon Division of Johnson & Johnson since 1985. Prior to joining KCI, Mr. Staub was the Vice President of U.S. Sales and Marketing, where he led the sales and marketing operations for Johnson & Johnson’s global wound management business.	USA

Lynne Sly, President, Global Therapeutic Services	Lynne D. Sly joined KCI in July 2001 as Vice President, KCI USA Marketing and was promoted to President, Therapeutic Surfaces in December 2005. Effective May 1, 2007, Ms. Sly began to serve as interim President, KCI International. Effective December 2007, Ms. Sly oversees the Global Therapeutic Support Systems business. Prior to KCI, Ms. Sly was employed with Roche Diagnostics for 19 years in various sales and marketing roles. She serves on the board of directors for Girls Inc., a nonprofit corporation and sits on the Advisory Board of the San Antonio chapter of the Healthcare Business Women’s Association.	USA

T.L.V. Kumar, President, Europe, Middle East & Africa (EMEA)	T.L.V. Kumar joined KCI in November 2007 as President, Europe, Middle East and Africa. Mr. Kumar comes to KCI from Applied Biosytems, Inc., where he was President—Asia Pacific, a region made up of 17 countries. Mr. Kumar’s business career began at Blue Star Limited, a maker and distributor of electronics and industrial systems, where he spent nearly 20 years in positions of increasing responsibility that included Vice President with responsibility for India. From Blue Star Limited, Mr. Kumar went to Royal Philips Electronics, where held such positions as Chief Operations Officer—Asia Pacific for Philips Medical Systems, overseeing marketing, product management, customer service and supply chain. In other roles with Philips Medical Systems, he served as Vice President and Regional Director—Middle East and Africa, Managing Director—India, and Vice President—Sales and Marketing for India.	India

Patrick Loh, President, Asia Pacific	Patrick Loh joined KCI in January 2008 as President, Asia Pacific. Prior to joining KCI, Mr. Loh served as General Manager, Greater China for Fisher Scientific International before becoming Vice President, Asia Pacific at Thermo Fisher Scientific, a world leader in life sciences. Mr. Loh began his career at B. Braun Medical AG, a German healthcare company with projects in both the hospital and home patient care market, where he spent 11 years in positions of increasing responsibility, including Sales Executive for the Intravenous Therapy Division in Kuala Lumpur, Malaysia; Regional Group Product Manager for the Medical Division in the Asia Pacific Region; Head of the Outpatient Market Division for China and Hong Kong; and Head of the Medical Division for the China and Hong Kong regions.	Malaysia

Name	Principal Occupation or Employment	Citizenship
Martin J. Landon, Senior Vice President and Chief Financial Officer	Martin J. Landon has served as Senior Vice President, Chief Financial Officer since December 2002. Mr. Landon joined KCI in May 1994 as Senior Director of Corporate Development and was promoted to Vice President, Accounting and Corporate Controller in October 1994. From 1987 to May 1994, Mr. Landon worked for Intelogic Trace, Inc., an independent computer maintenance company, where his last position was Vice President and Chief Financial Officer.	USA

Stephen D. Seidel, Senior Vice President, General Counsel and Secretary	Stephen D. Seidel joined KCI in April 2005 as Senior Vice President, General Counsel and Secretary. Prior to joining KCI, Mr. Seidel served for eight years as Managing Director of Cox Smith Matthews Incorporated, a business and litigation law firm based in San Antonio, Texas. Mr. Seidel is a former chair and a member of the board of directors of the Greater San Antonio Chamber of Commerce. Mr. Seidel currently serves on the board of governors of the Cancer Therapy and Research Center and on the board of directors of the San Antonio March of Dimes.	USA

Michael Schneider, Senior Vice President, Global Operations	Michael Schnieder joined KCI in September 2007 as Senior Vice President, Global Operations. Prior to joining KCI, Mr. Schneider was President, Global Service & Operations for Applied Biosystems, Inc., a global life science equipment manufacturer from 2004 to 2007. From 1996 to 2003 he held a number of roles with ChromaVision Medical Systems, where he most recently served and Chief Operating Officer and Acting Chief Executive Officer.	USA

Todd M. Fruchterman, M.D., Ph.D., Senior Vice President and Chief Technology Officer	Todd M. Fruchterman, M.D., Ph.D. joined KCI in July 2006 as Senior Vice President, Research & Development. In March 2007, Dr. Fruchterman was appointed Chief Technology Officer in addition to his role as Senior Vice President, Research and Development. Prior to joining KCI, Dr. Fruchterman served in a number of roles for Johnson & Johnson, where he most recently was responsible for the worldwide biosurgical development portfolio and directed worldwide biosurgical research and development for Johnson & Johnson’s Ethicon division. Prior to Johnson & Johnson, from June 2003 to July 2004, Dr. Fruchterman directed medical and strategic marketing at Schering-Plough Corporation for the worldwide hepatitis business. From May 2000 to March 2003, Dr. Fruchterman worked for Response Genetics, Inc., where, during his tenure, he held positions of President, Chief Executive Officer, and Chief Operating Officer.	USA

Rohit Kashyap, Ph.D., Senior Vice President, Corporate Development	Rohit Kashyap, Ph.D. joined KCI in 1998 and was promoted to Senior Vice President, Corporate Development in October 2007. Before that he has served in different roles within the R&D, Licensing and Acquisition and Corporate Development groups within KCI, most recently as Vice President of Corporate Development responsible for developing the global strategic plans and execution of all licensing and acquisition activities.	USA

David H. Ramsey, Senior Vice President and Chief Information Officer	David H. Ramsey joined KCI in July 2007 as Senior Vice President and Chief Information Officer. Prior to his appointment as KCI’s Chief Information Officer, Mr. Ramsey was the Chief Information Officer at PSS Medical from 1998 to 2007. Mr. Ramsey holds a Bachelor of Science from Montana State University.	USA

Name	Principal Occupation or Employment	Citizenship

R. James Cravens, Vice President, Human Resources	R. James Cravens joined KCI in July 2004 as Vice President, Human Resources. Prior to joining KCI, Mr. Cravens was Senior Vice President, Human Resources for VNU, Inc., a global media and information company. From 1995 to 2002, he held a number of roles with ACNielsen, where he most recently served as Senior Vice President and Chief Human Resources Officer. Mr. Cravens serves on the board of directors of the YMCA of Greater San Antonio.	USA

Purchaser

Set forth below are the name, business address, citizenship and current principal occupation or employment, and material occupations, positions, offices or employment for the past five years of each director and executive officer of Purchaser. Unless otherwise indicated, the business address of each person is c/o Kinetic Concepts, Inc., 8023 Vantage Drive, San Antonio, TX 78230.

Name	Principal Occupation or Employment	Citizenship
Board of Directors

Catherine M. Burzik	Catherine M. Burzik joined KCI as Director, President and Chief Executive Officer in November of 2006. Ms. Burzik previously served as the President of Applied Biosystems Group, a unit of Applera Corporation and a provider of tools for the life sciences, from August 2004, and Executive Vice President of Applied Biosystems Group from September 2003 to August 2004. Ms. Burzik also served as Senior Vice President of Applera Corporation from August 2004 to October 2006. Prior to Applied Biosystems, Ms. Burzik was President of Ortho-Clinical Diagnostics, Inc., a subsidiary of Johnson & Johnson that provides instruments, assays and consumables to the clinical laboratory and transfusion medicine markets, from 1998 to 2003, and General Manager of Johnson & Johnson’s Critikon business, a provider of medical equipment, from 1997 to 1998. Prior to that, Ms. Burzik was employed by Eastman Kodak Company, a leading international provider of imaging products and services, where she held various operations and marketing positions over 20 years. Ms. Burzik currently serves on the boards of trustees of Canisius College and Keck Graduate Institute of Applied Life Sciences.	USA

Stephen D. Seidel	Stephen D. Seidel joined KCI in April 2005 as Senior Vice President, General Counsel and Secretary. Prior to joining KCI, Mr. Seidel served for eight years as Managing Director of Cox Smith Matthews Incorporated, a business and litigation law firm based in San Antonio, Texas. Mr. Seidel is a former chair and a member of the board of directors of the Greater San Antonio Chamber of Commerce. Mr. Seidel currently serves on the board of governors of the Cancer Therapy and Research Center and on the board of directors of the San Antonio March of Dimes.	USA

Executive Officers

Catherine M. Burzik, President	See above.	USA

Stephen D. Seidel, Vice President and Secretary	See above.	USA

Martin J. Landon, Vice President and Treasurer	Martin J. Landon has served as Senior Vice President, Chief Financial Officer since December 2002. Mr. Landon joined KCI in May 1994 as Senior Director of Corporate Development and was promoted to Vice President, Accounting and Corporate Controller in October 1994. From 1987 to May 1994, Mr. Landon worked for Intelogic Trace, Inc., an independent computer maintenance company, where his last position was Vice President and Chief Financial Officer.	USA

The Letter of Transmittal, certificates for Shares and any other required documents should be sent by each stockholder of LifeCell or such stockholder’s broker, dealer, commercial bank, trust company or other nominee to the Depositary as follows:

The Depositary for the Offer is:

By Mail:	By Overnight Courier:

Computershare c/o Voluntary Corporate Actions P.O. Box 43011 Providence, RI 02940-3011	Computershare c/o Voluntary Corporate Actions 250 Royall Street Canton, MA 02021

Any questions or requests for assistance or additional copies of the Offer to Purchase and the Letter of Transmittal may be directed to the Information Agent at its telephone number and location listed below. You may also contact your broker, dealer, commercial bank or trust company or other nominee for assistance concerning the Offer.

The Information Agent for the Offer is:

Laurel Hill Advisory Group

100 Wall Street, 22nd Floor

New York, NY 10005

Call Toll Free: (888) 742-1305

The Dealer Manager for the Offer is:

277 Park Avenue, 9th Floor

New York, New York 10172

Call Toll-Free: (877) 371-5947